UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2008.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant's name into English)

2550 Hong Qiao Road
Hong Qiao International Airport
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit Index at page: 2
Total pages: 94

EXHIBIT INDEX



中國東方航空股份有限公司
China Eastern Airlines Corporation Limited

Stock code : 00670

Interim Report 2008

0003

The board of directors (the "Board") of China Eastern Airlines Corporation Limited (the "Company") hereby presents the unaudited interim consolidated financial results of the Company and its subsidiaries (collectively, the "Group") for the six months ended 30 June 2008 (which were approved by the Board and the audit committee of the Company (the "Audit Committee") on 26 August 2008), with comparative figures for the corresponding financial information in 2007.

The interim consolidated financial information of the Group for the six months ended 30 June 2008 is unaudited and does not necessarily indicate the annual or future results.

INTERIM FINANCIAL INFORMATION

Prepared in accordance with International Financial Reporting Standards ("IFRS")

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30 June 2008

		(Unaudited) Six months ended 30 June	
	Note	**2008** *RMB'000*	2007 *RMB'000*
Revenues	*4*	**20,310,742**	19,047,452
Other operating income, net	*5*	**550,571**	547,055
Operating expenses			
Aircraft fuel		**(8,567,306)**	(6,974,569)
Take-off and landing charges		**(2,654,302)**	(2,534,090)
Depreciation and amortisation		**(2,313,609)**	(2,164,814)
Wages, salaries and benefits		**(2,028,985)**	(1,795,944)
Aircraft maintenance		**(1,081,840)**	(1,228,105)
Food and beverages		**(661,295)**	(568,501)
Aircraft operating lease rentals		**(1,362,399)**	(1,452,674)
Other operating lease rentals		**(167,780)**	(118,144)
Selling and marketing expenses		**(801,723)**	(748,180)
Civil aviation infrastructure levies		**(373,380)**	(382,247)
Ground services and other charges		**(78,549)**	(84,281)
Office, administrative and other expenses		**(1,848,463)**	(1,797,546)
Total operating expenses		**(21,939,631)**	(19,849,095)
Operating loss		**(1,078,318)**	(254,588)
Finance income	*6*	**1,946,994**	778,144
Finance costs	*7*	**(1,065,464)**	(899,466)
Share of results of associates		**45,700**	33,691
Share of results of jointly controlled entities		**6,869**	9,869
Loss before income tax		**(144,219)**	(332,350)
Income tax	*8*	**(44,664)**	(51,604)
Loss for the period		**(188,883)**	(383,954)
Attributable to:			
Equity holders of the Company		**(212,497)**	(305,624)
Minority interests		**23,614**	(78,330)
		(188,883)	(383,954)
Loss per share attributable to equity holders of the Company during the period – basic and diluted	9	**(0.04)**	(0.06)

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30 June 2008

	Note	(Unaudited) 30 June 2008 RMB'000	(Audited) 31 December 2007 RMB'000
Non-current assets			
Intangible assets		**1,200,578**	1,244,706
Property, plant and equipment	12	**48,071,118**	47,548,204
Lease prepayments		**955,653**	967,497
Advanced payments on acquisition of aircraft	13	**9,426,705**	6,695,573
Investments in associates		**1,011,809**	601,119
Investments in jointly controlled entities		**343,835**	336,966
Available-for-sale financial assets		**31,268**	53,236
Other long-term assets		**850,610**	660,751
Deferred tax assets		**122,281**	113,211
Derivative assets		**2,374**	6,077
		62,016,231	58,227,340
Current assets			
Flight equipment spare parts		**1,132,168**	1,124,936
Trade receivables	14	**2,098,315**	2,096,007
Amounts due from related companies		**148,024**	65,455
Prepayments, deposits and other receivables		**3,181,209**	2,555,649
Cash and cash equivalents		**4,617,799**	1,655,244
Derivative assets		**417,641**	89,470
Non-current assets held for sale		**682,914**	2,262,058
		12,278,070	9,848,819
Current liabilities			
Sales in advance of carriage		**1,172,548**	1,211,209
Trade payables and notes payable	15	**3,190,505**	3,137,880
Amounts due to related companies		**656,692**	671,593
Other payables and accrued expenses		**10,233,425**	9,624,491
Current portion of obligations under finance leases	16	**1,967,295**	2,545,223
Current portion of borrowings	17	**25,455,895**	18,494,521
Income tax payable		**83,134**	90,867
Derivative liabilities		**59,425**	20,238
Liabilities directly associated with non-current assets held for sale		**60,635**	127,239
		42,879,554	35,923,261
Net current liabilities		**(30,601,484)**	(26,074,442)
Total assets less current liabilities		**31,414,747**	32,152,898

CONDENSED CONSOLIDATED BALANCE SHEET *(cont'd)*

As at 30 June 2008 *(cont'd)*

	Note	**(Unaudited) 30 June 2008 *RMB'000***	(Audited) 31 December 2007 *RMB'000*
Non-current liabilities			
Obligations under finance leases	*16*	**13,494,754**	13,906,987
Borrowings	*17*	**11,232,953**	11,369,307
Provision for aircraft overhaul expenses		**1,057,774**	956,910
Other long-term liabilities		**804,823**	864,336
Deferred tax liabilities		**50,369**	50,369
Post-retirement benefit obligations		**1,395,870**	1,370,702
Derivative liabilities		**48,154**	21,558
		28,084,697	28,540,169
Net assets		**3,330,050**	3,612,729
Equity			
Capital and reserves attributable to the equity holders of the Company			
– Share capital	*18*	**4,866,950**	4,866,950
– Reserves		**(2,093,780)**	(1,839,187)
		2,773,170	3,027,763
Minority interests		**556,880**	584,966
Total equity		**3,330,050**	3,612,729

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the six months ended 30 June 2008

	Attributable to equity holders of the Company					
	Share capital *RMB'000*	Other reserves *RMB'000*	Accumulated losses *RMB'000*	Subtotal *RMB'000*	Minority interests *RMB'000*	Total equity *RMB'000*
Six months ended 30 June 2008 (Unaudited)						
Balances as at 1 January 2008	**4,866,950**	**798,039**	**(2,637,226)**	**3,027,763**	**584,966**	**3,612,729**
Cash flow hedges, net of tax	**–**	**(22,900)**	**–**	**(22,900)**	**–**	**(22,900)**
(Loss)/profit for the period	**–**	**–**	**(212,497)**	**(212,497)**	**23,614**	**(188,883)**
Revaluation of available for sale investments in associates	**–**	**(19,196)**	**–**	**(19,196)**	**–**	**(19,196)**
Transfer of revaluation surplus to accumulated loss upon disposal of aircraft	**–**	**(100,803)**	**100,803**	**–**	**–**	**–**
Dividends paid to minority investors in subsidiaries	**–**	**–**	**–**	**–**	**(51,700)**	**(51,700)**
Balances as at 30 June 2008	**4,866,950**	**655,140**	**(2,748,920)**	**2,773,170**	**556,880**	**3,330,050**
Six months ended 30 June 2007 (Unaudited)						
Balances as at 1 January 2007	4,866,950	1,282,877	(3,334,930)	2,814,897	661,746	3,476,643
Cash flow hedges, net of tax	–	17,563	–	17,563	–	17,563
Loss for the period	–	–	(305,624)	(305,624)	(78,330)	(383,954)
Dividends paid to minority investors in subsidiaries	–	–	–	–	(500)	(500)
Balances as at 30 June 2007	4,866,950	1,300,440	(3,640,554)	2,526,836	582,916	3,109,752

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June 2008

	(Unaudited) Six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
Net cash inflow from operating activities	**1,082,688**	2,567,926
Net cash outflow from investing activities	**(3,046,153)**	(1,398,654)
Net cash inflow/(outflow) from financing activities	**4,960,802**	(1,341,253)
Net increase/(decrease) in cash and cash equivalents	**2,997,337**	(171,981)
Cash and cash equivalents at 1 January	**1,655,244**	1,987,486
Exchange adjustments	**(34,782)**	66,678
Cash and cash equivalents at 30 June	**4,617,799**	1,882,183

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

1. Corporate Information

China Eastern Airlines Corporation Limited (the "Company"), a joint stock company limited by shares was incorporated in the People's Republic of China ("the PRC") on 14 April 1995. The address of its registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the "Group") are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, and mail delivery and other extended transportation services.

The Company is majority owned by China Eastern Air Holding Company ("CEA Holding"), a state-owned enterprise incorporated in the PRC.

The Company's shares are traded on The Stock Exchange of Hong Kong Limited, The New York Stock Exchange and The Shanghai Stock Exchange.

2. Basis of preparation

This unaudited condensed consolidated interim financial information for the six months ended 30 June 2008 has been prepared in accordance with International Accounting Standard ("IAS") 34 "Interim Financial Reporting". The unaudited condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2007.

The Group's accumulated losses were approximately RMB2,749 million as at 30 June 2008 and its current liabilities exceeded its current assets by approximately RMB30,601 million. Based on the Group's history of obtaining finance, its relationships with its bankers and banking facilities available, the Board of Directors (the "Board") of the Company (the "Directors") consider that the Group will be able to obtain sufficient financing to enable it to operate and meet its liabilities as and when they fall due. Accordingly, it is appropriate that these consolidated financial statements should be prepared on a going concern basis and they do not include any adjustments that would be required should the Company and the Group fail to continue as a going concern.

3. Accounting policies

Except as described below, the accounting policies adopted are consistent with those of the annual financial statements for the year ended 31 December 2007, as described in those annual financial statements.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

The Group has adopted the following interpretation which is relevant to the Group's operations and is mandatory for the financial year ending 31 December 2008.

IFRIC 14	IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction

The adoption of the above interpretation did not have any significant impact on its results of operations or financial position.

The Group has not early adopted new standards, amendments to standards and interpretations which have been issued but are not effective for 2008. The Group is assessing the impact of these new standards, amendments to standards and interpretations but is not yet in a position to state whether any substantial changes to the Group's accounting policies or to the presentation of the financial statements will be required.

4. Revenues and segment information

(a) Revenues

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

	(Unaudited) Six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
Revenues		
– Passenger	**16,850,421**	16,252,553
– Cargo and mail	**2,838,951**	2,475,853
Ground service income	**609,806**	437,388
Cargo handling income	**181,122**	168,517
Commission income	**91,761**	63,956
Others	**259,108**	138,597
	20,831,169	19,536,864
Less: Business tax *(Note)*	**(520,427)**	(489,412)
	20,310,742	19,047,452

Note:

Except for traffic revenues derived from inbound international and regional flights, which are not subject to the PRC business tax, the Group's traffic revenues, commission income, ground service income, cargo handling income and other revenues are subject to PRC business tax levied at rates of 3% or 5%, pursuant to PRC business tax rules and regulations.

4. Revenues and segment information *(cont'd)*

(b) Segment information

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical as the secondary reporting format.

(i) Primary reporting format by business segment

The Group has two business segments, namely passenger and cargo and logistics, which are structured and managed separately, according to the nature of their operations and the services they provide.

(1) Passenger business segment includes cargo carried by passenger flights.

(2) Inter-segment transfers or transactions are entered into under normal commercial terms and conditions that would also be available to unrelated third parties.

The segment results for the six months ended 30 June 2008 are as follows:

	(Unaudited)			
	Passenger *RMB'000*	**Cargo and logistics** *RMB'000*	**Unallocated** *RMB'000*	**Total** *RMB'000*
Traffic revenues	**17,515,033**	**1,682,290**	**–**	**19,197,323**
Other revenues and operating income	**716,753**	**546,148**	**131,791**	**1,394,692**
Total segment revenue	**18,231,786**	**2,228,438**	**131,791**	**20,592,015**
Inter-segment revenue	**(204,678)**	**-**	**(76,595)**	**(281,273)**
Revenue	**18,027,108**	**2,228,438**	**55,196**	**20,310,742**
Operating (loss)/profit – segment results	**(1,280,463)**	**160,861**	**41,284**	**(1,078,318)**

4. Revenues and segment information *(cont'd)*

(b) Segment information *(cont'd)*

(i) Primary reporting format by business segment (con't)

The segment results for the six months ended 30 June 2007 are as follows:

	(Unaudited)			
	Passenger *RMB'000*	Cargo and logistics *RMB'000*	Unallocated *RMB'000*	Total *RMB'000*
Traffic revenues	16,991,665	1,268,516	–	18,260,181
Other revenues and operating income	417,811	394,332	103,782	915,925
Total segment revenue	17,409,476	1,662,848	103,782	19,176,106
Inter-segment revenue	(67,087)	-	(61,567)	(128,654)
Revenues	17,342,389	1,662,848	42,215	19,047,452
Operating (loss)/profit – segment results	(214,774)	(56,657)	16,843	(254,588)

(ii) Secondary reporting format by geographical segment

The Group's two business segments operate in four main geographical areas, even though they are managed on a worldwide basis.

The Group's revenues (net of business tax) by geographical segment are analysed based on the following criteria:

(1) Traffic revenue from services within the PRC (excluding the Hong Kong Special Administrative Region ("Hong Kong")) is classified as domestic operations. Traffic revenue from inbound and outbound services between the PRC, Hong Kong or overseas markets is attributed to the segments based on the origin and destination of each flight segment.

0015

4. Revenues and segment information *(cont'd)*

(b) Segment information *(cont'd)*

(ii) Secondary reporting format by geographical segment (cont'd)

(2) Revenue from ticket handling services, airport ground services and other miscellaneous services are classified on the basis of where the services are performed.

	(Unaudited) Six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
Domestic (the PRC, excluding Hong Kong)	**11,450,374**	10,734,319
Hong Kong	**1,253,071**	1,342,746
Japan	**1,727,293**	1,566,153
Other countries	**5,880,004**	5,404,234
Total	**20,310,742**	19,047,452

5. Other operating income, net

	(Unaudited) Six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
Government subsidies *(Note)*	**180,031**	408,129
Net fair value gains on financial instruments		
– forward foreign exchange contracts	**14,759**	2,350
– fuel hedging income	**355,781**	136,576
	550,571	547,055

Note:

The government subsidies represent (i) subsidies granted by the local government to the Group; and (ii) other subsidies granted by various local municipalities to encourage the Group to operate certain routes to cities where these municipalities are located.

6. Finance income

	(Unaudited) Six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
Exchange gains, net *(Note)*	**1,891,422**	726,009
Interest income	**55,572**	52,135
	1,946,994	778,144

Note:

The exchange gain for the period ended 30 June 2008 primarily relates to the translation of the Group's foreign currency denominated borrowings and obligations under finance leases at period-end exchange rates.

7. Finance costs

	(Unaudited) Six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
Interest relating to obligations under finance leases	**337,358**	300,115
Interest on loans from banks and other payables	**932,259**	816,993
Fair value gain on financial instruments – transfer from equity in respect of interest rate swaps qualified as cash flow hedges	**(29,747)**	(3,145)
	1,239,870	1,113,963
Less: amounts capitalised into advance payments on acquisition of aircraft *(Note 13)*	**(174,406)**	(214,497)
	1,065,464	899,466

8. Income tax

Income tax is charged to the consolidated income statement as follows:

	(Unaudited) Six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
Provision for PRC income tax – current period	**46,103**	35,417
Deferred taxation	**(1,439)**	16,187
	44,664	51,604

Note:

The Company is subject to PRC income tax at a rate of 25%. No provision for PRC profits tax has been made as the Company did not have assessable profit for the period. Subsidiaries of the Group are generally subject to the PRC corporate income tax at the standard tax rate.

The Group operated international flights to certain overseas destinations. There was no material overseas taxation for the six months ended 30 June 2008 as there exists double tax relief between the PRC and the corresponding jurisdictions (including Hong Kong) (2007: Nil).

9. Loss per share

The calculation of basic loss per share is based on the unaudited consolidated loss attributable to equity holders of the Company of RMB212,497,000 (2007: RMB305,624,000) and 4,866,950,000 (2007: 4,866,950,000) shares in issue during the period. The Company has no potentially dilutive ordinary shares.

10. Dividend

The Board of Directors of the Company does not recommend the payment of an interim dividend for the six months ended 30 June 2008 (2007: Nil).

11. Profit appropriation

No appropriation to the statutory reserves has been made during the six months ended 30 June 2008. Such appropriations will be made at the year end in accordance with the PRC regulations and the Articles of association of individual group companies.

12. Property, plant and equipment

	(Unaudited) Six months ended 30 June 2008		
	Aircraft and flight equipment *RMB'000*	**Others** *RMB'000*	**Total** *RMB'000*
Carrying amounts at 1 January 2008	**43,036,472**	**4,511,732**	**47,548,204**
Transfers from advance payments on acquisition of aircraft *(Note 13)*	**883,151**	**–**	**883,151**
Other additions	**1,702,237**	**295,368**	**1,997,605**
Depreciation charged for the period	**(1,998,439)**	**(248,847)**	**(2,247,286)**
Disposals	**(78,920)**	**(31,636)**	**(110,556)**
Carrying amounts at 30 June 2008	**43,544,501**	**4,526,617**	**48,071,118**

	(Unaudited) Six months ended 30 June 2007		
	Aircraft and flight equipment *RMB'000*	Others *RMB'000*	Total *RMB'000*
Carrying amounts at 1 January 2007	35,793,370	4,257,096	40,050,466
Transfers from advance payments on acquisition of aircraft *(Note 13)*	1,556,572	–	1,556,572
Other additions	1,953,789	497,151	2,450,940
Depreciation charged for the period	(1,895,020)	(253,972)	(2,148,992)
Disposals	(53,222)	(69,691)	(122,913)
Carrying amounts at 30 June 2007	37,355,489	4,430,584	41,786,073

13. Advance payments on acquisition of aircraft

	(Unaudited) 30 June 2008 *RMB'000*	(Unaudited) 30 June 2007 *RMB'000*
At beginning of period	**6,695,573**	7,668,708
Additions	**3,439,877**	1,665,948
Interest capitalized *(Note 7)*	**174,406**	214,497
Transfers to property, plant and equipment *(Note 12)*	**(883,151)**	(1,556,572)
At end of period	**9,426,705**	7,992,581

Included in the Group's balance sheet as at 30 June 2008 is accumulated interests capitalized of RMB666 million (2007: RMB553 million), at an average interest rate of 5.82% (2007: 5.90%).

14. Trade receivables

The credit terms given to trade customers are determined on an individual basis, with credit periods generally ranging from half a month to two months.

The aging analysis of trade receivables and notes receivable is as follows:

	(Unaudited) 30 June 2008 *RMB'000*	(Audited) 31 December 2007 *RMB'000*
Within 90 days	**1,811,992**	1,761,799
91 to 180 days	**110,921**	104,991
181 to 365 days	**131,845**	187,355
Over 365 days	**103,155**	101,769
	2,157,913	2,155,914
Less: Provision for impairment of receivables	**(59,598)**	(59,907)
	2,098,315	2,096,007

15. Trade payables and notes payable

The aging analysis of trade payables and notes payable is as follows:

	(Unaudited) 30 June 2008 *RMB'000*	(Audited) 31 December 2007 *RMB'000*
Within 90 days	**2,052,907**	1,465,079
91 to 180 days	**495,071**	1,126,091
181 to 365 days	**504,233**	449,391
Over 365 days	**138,294**	97,319
	3,190,505	3,137,880

16. Obligations under finance leases

	(Unaudited) 30 June 2008 *RMB'000*	(Audited) 31 December 2007 *RMB'000*
Within one year	**1,967,295**	2,545,223
In the second year	**1,428,245**	1,567,253
In the third to fifth year inclusive	**4,235,031**	4,205,352
After the fifth year	**7,831,478**	8,134,382
Total	**15,462,049**	16,452,210
Less: amount repayable within one year	**(1,967,295)**	(2,545,223)
Long-term portion	**13,494,754**	13,906,987

17. Borrowings

	(Unaudited) 30 June 2008 *RMB'000*	(Audited) 31 December 2007 *RMB'000*
Long-term bank borrowings		
– secured	**4,152,094**	4,767,233
– unsecured	**12,165,077**	9,907,593
	16,317,171	14,674,826
Less: current portion	**(5,084,218)**	(3,305,519)
Non-current portion	**11,232,953**	11,369,307
Short-term bank borrowings	**20,371,677**	15,189,002

18. Share capital

	(Unaudited) 30 June 2008 *RMB'000*	(Audited) 31 December 2007 *RMB'000*
Registered, issued and fully paid of RMB1.00 each		
Circulating shares with restricted transfer held by CEA Holding and employees	**2,904,000**	2,904,000
A shares listed on The Shanghai Stock Exchange	**396,000**	396,000
H shares listed on The Stock Exchange of Hong Kong Limited	**1,566,950**	1,566,950
	4,866,950	4,866,950

Pursuant to articles 49 and 50 of the Company's Articles of Association, each of the unlisted shares, the listed A shares and the listed H shares are all registered ordinary shares and carry equal rights.

19. Commitments

(a) Capital commitments

The Group had the following capital commitments:

	(Unaudited) 30 June 2008 *RMB'000*	(Audited) 31 December 2007 *RMB'000*
Authorised and contracted for:		
– Aircraft, engines and flight equipment	**59,457,656**	50,852,865
– Investment in associates	**210,000**	–
– Other property, plant and equipment	**200,357**	353,771
	59,868,013	51,206,636
Authorised but not contracted for:		
– Other property, plant and equipment	**8,788,889**	11,326,338
	68,656,902	62,532,974

0022

19. Commitments *(cont'd)*

(b) Operating lease commitments

The Group had commitments under operating leases to pay future minimum lease rentals as follows:

	(Unaudited) 30 June 2008		(Audited) 31 December 2007	
	Aircraft and flight equipment	**Land and buildings**	Aircraft and flight equipment	Land and buildings
	RMB'000	***RMB'000***	*RMB'000*	*RMB'000*
Within one year	**2,556,735**	**125,043**	2,527,072	87,410
In the second year	**2,302,439**	**70,641**	2,331,741	50,683
In the third to fifth year inclusive	**4,471,140**	**21,285**	4,991,164	40,888
After the fifth year	**4,577,065**	**29,097**	5,341,362	29,846
	13,907,379	**246,066**	15,191,339	208,827

20. Related party transactions

The Group is part of a larger group of companies under CEA Holding and has extensive transactions and relationships with members of CEA Holding. Related parties refer to entities of which CEA Holding is a shareholder and is able to exercise control or joint control. The transactions were made at prices and terms mutually agreed between the parties. The directors of the Company are of the opinion that the transactions with related parties (see below) during the year were conducted in the normal course of business.

The Group is controlled by CEA Holding, which owns approximately 59.67% of the Company's shares as at 30 June 2008. The aviation industry in the PRC is administrated by the CAAC. CEA Holding and the Group is ultimately controlled by the PRC government, which also controls a significant portion of the productive assets and entities in the PRC (collectively referred as the "SOEs").

20. Related party transactions *(cont'd)*

(a) Related party transactions

Nature of transactions	Related party	(Unaudited) Six months ended 30 June 2008 RMB'000	2007 RMB'000
(i) With CEA Holding or companies directly or indirectly held by CEA Holding:			
Interest income on deposits at an average rate of 0.72% (2007: 0.72%) per annum	Eastern Air Group Finance Co., Ltd ("EAGF")*	**11,965**	6,129
Interest expense on loans at rate of 6.05% (2007: 5.54%) per annum	EAGF*	**11,978**	2,144
Commission expense on air tickets sold on behalf of the Group	Shanghai Dongmei Aviation Travel Co., Ltd ("SDATC")*	**5,133**	3,827
	Shanghai Tourism (HK) Co., Ltd ("STCL")***	**2,370**	2,610
Automobile maintenance fee	CEA Development Co.	**14,886**	–
Land and building rental	CEA Holding	**27,700**	27,700
Handling charges of 0.1% to 2% for the purchase of aircraft, flight spare parts, other property, plant and flight equipment	Eastern Aviation Import & Export Co., Ltd ("EAIEC")*	**20,462**	15,309
Ticket reservation service charges for utilisation of computer reservation system	Travel Sky Technology Limited***	**115,581**	111,396
Repairs and maintenance expense for aircraft and engines	Shanghai Eastern Union Aviation Wheels & Brakes Overhaul Engineering Co., Ltd ("Wheels & Brakes")**	**29,296**	27,033
	Shanghai Technologies Aerospace Co., Ltd ("STA")**	**50,664**	95,019
Supply of food and beverages	Shanghai Eastern Air Catering Co., Ltd ("SEAC")***	**77,078**	72,402
	Qingdao Eastern Air Catering Investment Co., Ltd.***	**13,104**	10,929
	Xian Eastern Air Catering Investment Co., Ltd.***	**18,300**	8,010
	Yunnan Eastern Air Catering Investment Co., Ltd. ("YEAC") ***	**20,038**	15,599
Advertising expense	Eastern Aviation Advertising Services Co., Ltd. ("CAASC") *	**2,682**	6,360

20. Related party transactions *(cont'd)*

(a) Related party transactions *(cont'd)*

Nature of transactions	Related party	(Unaudited) Six months ended 30 June 2008 RMB'000	2007 RMB'000
(ii) With CAAC and its affiliates:			
Civil aviation infrastructure levies paid	CAAC	**373,380**	382,247
Aircraft insurance premium paid through CAAC which entered into the insurance policy on behalf of the Group	CAAC	**77,311**	52,009
(iii) With other state-controlled enterprises:			
Take-off and landing fees charges	State-controlled airports	**1,285,297**	1,214,935
Purchase of aircraft fuel	State-controlled fuel suppliers	**6,353,798**	5,214,725
Interest income on deposits at an average rate of 0.72% (2007: 0.72%) per annum	State-controlled banks	**8,081**	6,870
Interest expense on loans at an average rate of 5.72% (2007: 6.0%) per annum	State-controlled banks	**827,886**	607,715
Commission expense on air tickets sold on behalf of the Group	Other PRC airlines	**35,018**	5,846
Supply of food and beverages	Other state-controlled enterprises	**198,353**	142,397

20. Related party transactions *(cont'd)*

(b) Balances with related parties

(i) Amounts due from related companies

Company	**(Unaudited) 30 June 2008 *RMB'000***	(Audited) 31 December 2007 *RMB'000*
SDATC*	**21,133**	16,378
STCL***	**8,855**	2,914
EAIEC*	**72,836**	26,166
Other related companies	**12,220**	19,997
	115,044	65,455

All amounts due from related companies are trade in nature, interest free and payable within normal credit terms given to trade customers.

(ii) Amounts due to related companies

Company	**(Unaudited) 30 June 2008 *RMB'000***	(Audited) 31 December 2007 *RMB'000*
EAIEC*	**(491,341)**	(470,349)
CEA Holding	**(41,837)**	(40,214)
YEAC***	**(783)**	(488)
SEAC***	**(84,966)**	(60,718)
CAASC	–	(2,550)
CEA Northwest	–	(64,895)
Other related companies	**(37,765)**	(32,379)
	(656,692)	(671,593)

Except for amounts due to CEA Holding, which are reimbursement in nature, all other amounts due to related companies are trade in nature, interest free and payable within normal credit terms given by trade creditors.

20. Related party transactions *(cont'd)*

(b) Balances with related parties *(cont'd)*

(iii) Short-term deposits and short-term loans with EAGF, a 25% associate of the Group

	(Unaudited) 30 June 2008 *RMB'000*	(Audited) 31 December 2007 *RMB'000*
Included in "Prepayments, Deposits and Other Receivables" are short-term deposits with an average interest rate of 0.7% (2007: 0.7%) per annum	**727,487**	408,151
Included in "Borrowings" are short-term loans with an average interest rate of 6.1% (2007: 5.3%) per annum	**135,450**	260,351

(iv) State-controlled banks and other financial institutions

	(Unaudited) 30 June 2008 *RMB'000*	(Audited) 31 December 2007 *RMB'000*
Included in "Cash and Cash Equivalents" are bank deposits with an average interest rate of 0.7% (2007: 0.7%) per annum	**3,576,136**	845,719
Included in "Borrowings" are long-term loans with an average interest rate of 5.1% (2007: 5.7%) per annum	**14,648,276**	13,062,353

20. Related party transactions *(cont'd)*

(c) Guarantees by holding company

Certain unsecured bank borrowings of the Group totaling of RMB1,141 million (2007: RMB1,008 million) were guaranteed by CEA Holding (Note 17). No bank borrowing of the company was guaranteed by CEA Holding as at 30 June 2008 (2007: Nil).

Notes:

* EAGF is a 25% associate of the Group. SDATC is a 27.16% associate of the Group, CAASC and EAIEC are both 45% associates of the Group.

** Wheels & Brakes and STA are 40% and 51% jointly controlled entities of the Group respectively.

*** These companies are related companies of the Group as they are either, directly or indirectly, controlled by, under the joint control or significant influence of CEA Holding.

21. Seasonality

The civil aviation industry is subject to seasonal fluctuations, with peak demand during the holiday season in the second half of the year. As such, the revenues and results of the Group in the first half of the year are generally lower than those in the second half of a year.

22. Working capital

The Group's primary cash requirements have been for additions of and upgrades to aircraft and flight equipment and payments for debt related to such additions and upgrades. The Group finances its working capital requirements through a combination of funds generated from operations and short and long-term bank borrowings.

The Group generally operates with a working capital deficit. The Directors believe that cash from operations and short and long-term bank borrowings will be sufficient to meet the Group's operating cash flow needs for the foreseeable future. The Group's treasury department aims to maintain flexibility in funding by keeping credit lines available. The Directors believe that the Group has obtained sufficient general credit facilities from PRC banks for financing future capital commitments and for working capital purposes.

23. Contingent liabilities

In 2005, the family members of certain victims in the aircraft accident (the aircraft was then owned and operated by China Eastern Air Yunnan Company), which occurred in Baotou on 21 November 2004, sued the Company in a U.S. court for compensation.

On 5 July 2007, pursuant to several conditions with which the Company has complied, the Superior Court of the State of California ordered the action stayed on the grounds of forum non convenience for the purpose of permitting proceedings in the PRC. The plaintiffs filed an appeal of the stay order. On 20 February 2008, the plaintiffs filed a motion with the Superior Court of the State of California to lift the stay. The motion was denied by the U.S. court in May 2008. The plaintiffs filed a second motion to lift the stay in July 2008. The case is still pending. The Directors believe that a negative outcome will not have a material adverse effect on the financial condition and results of operations of the Company.

24. Post balance sheet event

On 27 June 2008, the Company entered into agreements in relation to the sale and purchase and the leasing-back of three A340 aircraft in finance lease for a period of 72 months. The transaction was completed in July 2008.

SUMMARY OF SELECTED OPERATING DATA

	For the six months ended 30 June		
	2008	2007	Change
Capacity			
ATK (available tonne-kilometres) *(millions)*	**5,752.20**	5,743.20	0.16%
– Domestic routes	**2,605.81**	2,537.69	2.68%
– International routes	**2,796.65**	2,827.15	-1.08%
– Hong Kong routes	**349.74**	378.37	-7.57%
ASK (available seat-kilometres) *(millions)*	**37,348.73**	37,110.65	0.64%
– Domestic routes	**22,088.44**	21,906.93	0.83%
– International routes	**12,900.38**	12,592.89	2.44%
– Hong Kong routes	**2,359.91**	2,610.82	-9.61%
AFTK (available freight tonne-kilometres) *(millions)*	**2,390.81**	2,403.24	-0.52%
– Domestic routes	**617.85**	566.07	9.15%
– International routes	**1,635.62**	1,693.79	-3.43%
– Hong Kong routes	**137.35**	143.40	-4.22%
Hours flown *(thousands)*	**368.08**	362.35	1.58%
Traffic			
RTK (revenue tonne-kilometres) *(millions)*	**3,613.15**	3,538.69	2.10%
– Domestic routes	**1,787.56**	1,733.47	3.12%
– International routes	**1,632.85**	1,605.58	1.70%
– Hong Kong routes	**192.74**	199.64	-3.46%
RPK (revenue passenger-kilometres) *(millions)*	**26,558.20**	26,513.82	0.17%
– Domestic routes	**16,628.64**	16,317.31	1.91%
– International routes	**8,389.29**	8,582.40	-2.25%
– Hong Kong routes	**1,540.27**	1,614.12	-4.58%
RFTK (revenue freight tonne-kilometres) *(millions)*	**1,241.07**	1,171.92	5.90%
– Domestic routes	**300.63**	274.80	9.40%
– International routes	**884.75**	841.17	5.18%
– Hong Kong routes	**55.69**	55.96	-0.48%
Number of passengers carried *(thousands)*	**18,111.84**	18,332.12	-1.20%
– Domestic routes	**14,410.16**	14,472.93	-0.43%
– International routes	**2,620.30**	2,715.84	-3.52%
– Hong Kong routes	**1,081.39**	1,143.36	-5.42%
Weight of freights carried (kg) *(millions)*	**449.97**	422.80	6.43%
– Domestic routes	**228.53**	209.50	9.08%
– International routes	**183.40**	175.39	4.57%
– Hong Kong routes	**38.05**	37.90	0.40%

	For the six months ended 30 June		
	2008	2007	Change
Load factor			
Overall load factor *(%)*	**62.81**	61.62	1.19
– Domestic routes	**68.60**	68.31	0.29
– International routes	**58.39**	56.79	1.60
– Hong Kong routes	**55.11**	52.76	2.35
Passenger load factor *(%)*	**71.11**	71.45	-0.34
– Domestic routes	**75.28**	74.48	0.80
– International routes	**65.03**	68.15	-3.12
– Hong Kong routes	**65.27**	61.82	3.45
Freight load factor *(%)*	**51.91**	48.76	3.15
– Domestic routes	**48.66**	48.55	0.11
– International routes	**54.09**	49.66	4.43
– Hong Kong routes	**40.55**	39.02	1.53
Break-even load factor *(%)*	**71.75**	67.05	4.70
Yield and costs			
Revenue tonne-kilometres yield *(RMB)*	**5.31**	5.16	2.91%
– Domestic routes	**5.80**	5.75	0.87%
– International routes	**4.64**	4.33	7.16%
– Hong Kong routes	**6.46**	6.69	-3.44%
Passenger-kilometres yield *(RMB)*	**0.62**	0.60	3.33%
– Domestic routes	**0.60**	0.60	0.00%
– International routes	**0.65**	0.59	10.17%
– Hong Kong routes	**0.65**	0.67	-2.99%
Freight tonne-kilometres yield *(RMB)*	**2.23**	2.06	8.25%
– Domestic routes	**1.24**	0.96	29.17%
– International routes	**2.43**	2.26	7.52%
– Hong Kong routes	**4.47**	4.47	0.00%
Available tonne-kilometres unit cost *(RMB)*	**3.81**	3.46	10.12%

MANAGEMENT DISCUSSION AND ANALYSIS

Review of operations

As at 30 June 2008, the Group operated a total of 398 routes, of which 293 were domestic routes, 16 were Hong Kong routes (including 1 cargo route), and 89 were international routes (including 14 international cargo routes). The Group operated approximately 5,922 scheduled flights per week, serving a total of 138 domestic and foreign cities. At present, the Group owns or operates a total of 225 aircraft, including 199 passenger jet aircraft, each with a capacity of over 100 seats, 15 passenger jet aircraft each, with a capacity of 50 seats and 11 jet freighters.

During the first half of 2008, the global economy slowed down further. The outbreak of the U.S. sub-prime mortgage crisis has triggered continuous volatility in international financial markets, while the ever increasing prices of primary commodities in international markets have added pressure on global inflation. Under the continuing macroeconomic adjustment policy, China's national economy has, in general, maintained a steady and relatively rapid growth momentum despite the difficulties caused by a series of catastrophic natural disasters. In this complicated and ever-changing economic environment, the trend of growth of China's air transport market has markedly slowed. Though the exchange rate of Renminbi against the US dollar continued to appreciate, which contributed to the improvement of the Group's results, the price of international crude oil and aviation fuel has experienced extended high-level fluctuations, which have resulted in prolonged high fuel costs and brought about substantial pressure on the air transport industry. Consequently, the results of the Group have also been significantly affected.

For the first half of the year, the Group's flights accounted for 36.9% and 36.1% of all flights at Hongqiao Airport and Pudong Airport, respectively.

In terms of passenger traffic, the Group successfully introduced several new international routes for scheduled flights, including "Sanya-Moscow" and "Shijiazhuang-Seoul", thus further improving the Group's international route network. By optimizing our airline network, reasonably allocating capacity and proactively developing foreign cooperation, the Group was able to improve its overall efficiency. The Group continued to improve its online flight ticketing service and the selling process of international electronic passenger tickets through the establishment of three systematic networks, namely the commercial website, call centers and high-end membership, in order to further develop its e-commerce services. For the first half of the year, the daily average utilisation rate of the Group's aircraft was 9.1 hours.

In terms of freight transport, the Group increased the consolidation of its one-stop freight transport management system and market developing efforts, continued to take advantage of Shanghai as an aviation hub by optimizing its product portfolio, and developed the high margin international freight transport market and the transit connecting freight market by leveraging the Group's route network resources in order to improve freight revenues.

In terms of services, the Group launched the gourmet culture week, namely "東方航空空中美食文化年 (Air Gourmet Culture Year of China Eastern Airlines)", and the "金牌服務迎奧運 (Welcome the Olympic Games with Gold Medal Services)" campaign, so as to promote branded service and create a new perspective for branded services. In terms of on-time flight rate, we lead the industry due to enhanced on-site coordination and monitoring, regular analysis, and performance evaluation as well as through proactively seeking external support.

As at 30 June 2008, the total traffic volume of the Group was 3,613 million tonne-kilometres, representing an increase of 2.10% from the same period last year, while traffic revenues amounted to RMB19,197 million, representing an increase of 5.13% from the same period last year.

During the first half of 2008, passenger traffic volume was 26,558 million passenger-kilometres, representing an increase of 0.17% from the same period last year. Compared to the same period last year, passenger revenues increased by 3.67% to RMB16,429 million, accounting for 85.58% of the Group's transportation revenues.

Passenger traffic volume on domestic routes was 16,629 million passenger-kilometres, representing an increase of 1.91% from the same period last year. Compared to the same period last year, the passenger load factor increased by 0.80 percentage points to 75.28% and the domestic passenger revenues increased by 3.01% to RMB10,002 million, accounting for 60.88% of total passenger revenues. Average yield per passenger-kilometre amounted to RMB0.60 during the reporting period, which remained unchanged from the same period last year.

Passenger traffic volume on international routes was 8,389 million passenger-kilometres, representing a decrease of 2.25% from the same period last year. Compared to the same period last year, the passenger load factor decreased by 3.12 percentage points to 65.03% and the revenues increased by 7.47% to RMB5,431 million, accounting for 33.06% of total passenger revenues. Average yield per passenger-kilometre amounted to RMB0.65 during the period, representing an increase of 10.17% compared to the same period last year.

Passenger traffic volume on Hong Kong routes was 1,540 million passenger-kilometres, representing a decrease of 4.58% from the same period last year. Compared to the same period last year, the passenger load factor increased by 3.45 percentage points to 65.27% and the revenues decreased by 8.10% to RMB996 million, accounting for 6.06% of total passenger revenues. Average yield per passenger-kilometre amounted to RMB0.65 during the reporting period, representing a decrease of 2.99% compared to the same period last year.

During the first half of 2008, cargo traffic volume increased by 5.90% to 1,241 million tonne-kilometres compared to the same period last year. The Group's freight revenues increased by 14.72% to RMB2,768 million for the first half of this year, accounting for 14.42% of the Group's transportation revenues. Average yield per freight tonne-kilometre of cargo and mail amounted to RMB2.23, representing an increase of 8.25% compared to the same period last year.

Total operating costs of the Group for the first half of 2008 increased by 10.53% to RMB21,940 million compared to the same period last year. The increase was primarily due to the persistently high price of international aviation fuel.

During the first half of 2008, the price of international aviation fuel continued to fluctuate at a high level and on several occasions set new highs, placing significant pressure on the Group's operations. In addition, the fleet expansion correspondingly increased aircraft fuel consumption. During the first half of 2008, the Group's expenditure on aircraft fuel was RMB8,567 million, representing an increase of 22.84% compared to the same period last year. The Group continued to make use of financial derivatives to assist in managing its risks related to aircraft fuel prices.

Take-off and landing charges were RMB2,654 million, representing an increase of 4.74% from the same period last year.

Depreciation and amortisation were RMB2,314 million, representing an increase of 6.87% compared to the same period last year.

Wages, salaries and benefits expenses were RMB2,029 million, representing an increase of 12.98% compared to the same period last year.

Aircraft maintenance expenses decreased by 11.91% to RMB1,082 million compared to the same period last year.

In-flight food and beverages expenses increased by 16.32% to RMB661 million compared to the same period last year.

Aircraft operating lease rentals were RMB1,362 million, representing a decrease of 6.21% compared to the same period last year.

Other operating lease rentals were RMB168 million, representing an increase of 42.01% compared to the same period last year.

Selling and marketing expenses increased by 7.16% to RMB802 million compared to the same period last year.

Civil aviation infrastructure levies paid to the General Administration of Civil Aviation of China decreased by 2.32% to RMB373 million compared to the same period last year.

Ground services and other charges decreased by 6.80% to RMB79 million compared to the same period last year.

Office, administrative and other expenses increased by 2.83% to RMB1,848 million compared to the same period last year.

Other operating income increased by 0.64% to RMB551 million compared to the same period last year.

Finance income was RMB1,947 million, representing an increase of 150.26% compared to the same period last year, which primarily relates to the translation of liabilities denominated in U.S. dollar. Finance costs were RMB1,065 million, representing an increase of 18.46% compared to the same period last year. The increase was primarily attributable to the increase of bank loan interest expense of RMB115 million.

During the six months ended 30 June 2008, the Group's consolidated loss attributable to equity holders of the Company as calculated under the IFRS were RMB212 million and the loss per share attributable to equity holders were RMB0.04.

Liquidity and capital resources

The Group finances its working capital requirements through business operations and short-term bank loans. As at 30 June 2008, the Group had cash and cash equivalents of RMB4,618 million, most of which were denominated in Renminbi. Net cash inflow generated by the Group's operating activities in the first half of 2008 was RMB1,083 million, representing a decrease of 57.83% compared to the same period last year.

The Group's primary cash requirements in the first half of 2008 were for acquisitions of, and improvements in, aircraft and flight equipment and for payment of related indebtedness. The Group's net cash outflow in investment activities was RMB3,046 million in the first half of 2008.

Net cash inflow generated from financing activities was RMB4,961 million, primarily due to long-term and short-term bank loans.

The Group generally operates with net current liabilities. As at 30 June 2008, the Group's current liabilities exceeded its current assets by RMB30,601 million, and the ratio of long-term loans to equity was 2.31:1. For years, the Group has arranged, and believes it will be able to continue to arrange, short-term loans through domestic banks or foreign invested banks in China to meet its working capital requirements.

Pledges on assets and contingent liabilities

The Group generally finances its purchases of aircraft through leases secured by its assets. As at 30 June 2008, the total value of the Group's mortgaged assets amounted to RMB9,809 million, representing a decrease of 1.15% from RMB9,923 million as at the end of 2007.

Employees

As at 30 June 2008, the Group had about 42,556 employees, the majority of whom are located in China. The wages of the Group's employees generally consist of basic salaries and bonuses. During the first half of 2008, the Group was not involved in any major labour disputes with its employees, nor has it ever experienced a substantial reduction in the number of employees, nor has the Group encountered any difficulty in recruiting new employees.

Outlook for the second half of 2008

The Group would like to remind readers of this report that the Group's 2008 interim results report contains certain forward-looking statements, such as descriptions of the Group's work plans for the second half of the year and beyond, and forward-looking statements on the global and domestic economies and aviation markets. Such forward-looking statements are subject to numerous uncertainties and risks, and actual events may be materially different from those indicated in the Group's forward-looking statements.

For the second half of 2008, we will be facing an extremely complicated operating environment. With increasing uncertainties in the global economy, the Chinese economy will probably experience a slowdown under the macroeconomic adjustment policy. As a result, demand in the air transport market is likely to experience a downturn, while pressure from ever-increasing costs is likely to pose a threat to the development of the air transport industry. However, there has been a significant improvement in the relationship between Mainland China and Taiwan, which will facilitate the development of economic, tourism and cultural exchange between the two sides. Moreover, other favourable factors, such as the Beijing Olympic Games and the relaxing of travel restrictions on Chinese tourists visiting the U.S., will probably bring about new opportunities for the development of the aviation industry. To expand the size of the Group, increase its competitiveness and steadily increase its market share, adjust and optimize its route network, and create more attractive services and products to meet market demand, the Group will continue to increase its fleet by introducing three A330-300, four A321, seven A320, one B737-700 and one B737-800 passenger aircraft. It is anticipated that these new aircraft will be delivered and put into operation in the second half of 2008.

In view of the current market operating environment and the Group's actual situation, the Group intends to undertake specific measures in the second half of 2008 as follows:

1. In terms of safety, the Group will implement rules and standards so as to ensure steady and safe operation.

2. In terms of marketing for passenger traffic, we will bring about creative ideas, ensure reasonable allocation of our Group's resources, enhance our marketing ability, improve the management of our transit routes, take full advantage of our network, and develop in full force our transit connecting flights business. We will seize the favourable opportunities brought about by the 2008 Beijing Olympic Games, the newly commenced weekend direct charter flights between Mainland China and Taiwan, the gradual lifting of travel restrictions on Chinese tourists visiting the U.S., and commit stronger efforts to marketing, expand our market share and maximize our income. We will continue to optimize our route network, enhance aircraft utilization rates and fully explore any potential for cost-efficiency. We will promote the development of e-commerce, make the best use of the resources of our customer relations management system, expand the market coverage of the "95808" customer service hotline and realize system integration and resources sharing so that all of our international routes are covered by our electronic ticketing system.

3. In terms of freight transport, we will continue to implement and develop the "one-stop" concept and rationalize internal operating procedures. We will update our selling concept, innovate selling strategies, explore growth potential of income and develop new profit growth areas. By optimizing our route network, strengthening freight combined transport and transit, standardizing freight transport prices, improving management and enhancing examination methods, we will gradually improve the level of freight income.

4. We will control our costs in a stringent manner, vigorously implement our fuel saving plan and continue to implement centralized merchandising so as to reduce costs and expenditures. We will reduce our investment scale, eliminate non-productive investments, enhance corporate risk management, extend financing and fund-raising channels and reduce finance costs.

5. We will develop our concept of service, enrich the quality of our services and improve our brand image. We will increase our investment in hardware and infrastructure, enhance the standards for food and beverages, improve the comfort of our VIP rooms and update the in-flight entertainment systems to enhance the overall comfort of flight. We will reward frequent flyers with more distinguished services, and provide personalized and customized service products for our gold and silver card members. We will continue to improve our flight on-time rate. We will enrich and improve the contents of our brand "culture week" and provide our services in a creative manner.

FLEET PLANNING

As at 30 June 2008, the details of our aircraft on order, which are scheduled and expected to be delivered and put into service, are as follows:

Year of delivery	Type of aircraft	Number of aircraft
Second half of 2008	A330-300	3
	A321	4
	A320	7
	B737-700	1
	B737-800	1
2009	A320	10
	B737-700	7
	B737-800	3
	B787	4
2010	A320	14
	B737-700	4
	B737-800	2

MATERIAL MATTERS

1. Dividends

The Board does not recommend payment of any interim dividend for the six months ended 30 June 2008.

2. Share capital structure

		Total number of Shares	Approximate percentage of shareholding (%)
1.	A shares		
	(a) Listed shares with trading moratorium	2,904,000,000	59.67
	(b) Listed shares without trading moratorium	396,000,000	8.13
2.	H shares	1,566,950,000	32.20
3.	Total number of shares	4,866,950,000	100.00

3. Substantial shareholders

So far as the Directors are aware, each of the following persons, not being a Director, chief executive, supervisor of the Company ("Supervisor") or member of the Company's senior management, had, as at 30 June 2008, an interest and/or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (the "SFO"), or was otherwise, as at 30 June 2008, interested in 5% or more of any class of the then issued share capital of the Company, or was otherwise, as at 30 June 2008, a substantial shareholder (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")) of the Company:

			Interest as at 30 June 2008			
Name of shareholder	Nature of shares interested	Number of shares interested	Approximate percentage of shareholding in the Company's total issued shares capital	Approximate percentage of shareholding in the Company's total issued A Shares	Approximate Percentage of shareholding in the Company's total issued H Shares	Short position
China Eastern Air Holding Company ("CEA Holding") *(Note 1)*	A Shares	2,904,000,000	59.67%	88%	-	-
Singapore Airlines Limited ("SIA") *(Note 1)*	A Shares	2,913,999,969	59.87%	88.3%	-	-
Temasek Holdings (Private) Limited ("Temasek") *(Note 1)*	A Shares	2,913,999,969	59.87%	88.3%	-	-
CEA Holding *(Note 2)*	H Shares	2,984,850,000	61.33%	-	190.49%	-
SIA *(Note 2)*	H Shares	2,984,850,000	61.33%	-	190.49%	-
Temasek *(Note 2)*	H Shares	2,984,850,000	61.33%	-	190.49%	-
HKSCC Nominees Limited *(Notes 3 to 8)*	H Shares	1,546,563,499	31.79%	-	98.70%	-

Notes:

Based on the information available to the Directors as at 30 June 2008 (including such information as was available on the website of the Stock Exchange) and so far as they are aware and understand, as at 30 June 2008:

1. Pursuant to sections 317 and 318 of the SFO, by virtue of the Shareholders Agreement entered into between CEA Holding, SIA and Lentor Investments Pte. Ltd.: (i) SIA and Temasek are deemed to be interested in the 2,904,000,000 A Shares (representing approximately 88% of the then total issued A Shares) held by CEA Holding in the capacity of beneficial owner; and (ii) SIA and Temasek are also deemed to be interested in the 9,999,969 A Shares (representing approximately 0.30% of the then total issued A Shares) deemed to be interested by Temasek. Such 9,999,969 A Shares were held by Temasek Fullerton Alpha Pte. Ltd. in the capacity of beneficial owner, which in turn was 100% held by Fullerton (Private) Limited, which in turn was ultimately 100% held by Temasek.

2. Pursuant to sections 317 and 318 of the SFO, by virtue of the Shareholders Agreement entered into between CEA Holding, SIA and Lentor Investments Pte. Ltd., each of CEA Holding, SIA and Temasek is deemed to be interested in all of the 2,984,850,000 H Shares being the total of (i) 1,100,418,000 H Shares deemed to be interested by CEA Holding; (ii) 1,235,005,263 H Shares deemed to be interested by SIA; and (iii) 649,426,737 H Shares deemed to be interested by Temasek.

3. Among the 1,546,563,499 H Shares held by HKSCC Nominees Limited, 189,078,000 H Shares (representing approximately 12.07% of the Company's then total issued H Shares) were held by China National Aviation Corporation (Group) Limited in the capacity of beneficial owner, which in turn was ultimately 100% controlled by China National Aviation Holding Company.

4. Among the 1,546,563,499 H Shares held by HKSCC Nominees Limited, Barclays PLC had, through controlled corporations, an interest in an aggregate of 81,970,970 H Shares (representing approximately 5.23% of the Company's then total issued H Shares). Barclays PLC was interested in the aforesaid 81,970,970 H Shares of the Company in the manner as follows:

   (a) 338,970 H Shares (representing approximately 0.02% of the Company's then total issued H Shares) were held by Barclays Global Investors Ltd in the capacity of beneficial owner, which in turn was 100% controlled by Barclays Global Investors UK Holdings Limited, which in turn was 92.3% controlled by Barclays Bank PLC, which in turn was ultimately 100% controlled by Barclays PLC;

(b) 8,716,000 H Shares (representing approximately 0.56% of the Company's then total issued H Shares) were held by Barclays Global Investors, N.A. in the capacity of beneficial owner, which in turn was 100% controlled by Barclays California Corporation, which in turn was 100% controlled by Barclays Global Investors Finance Limited, which in turn was 100% controlled by Barclays Global Investors UK Holdings Limited, which in turn was 92.3% controlled by Barclays Bank PLC, which in turn was ultimately 100% controlled by Barclays PLC; and

(c) 72,916,000 H Shares (representing approximately 4.65% of the Company's then total issued H Shares) were held by Barclays Global Fund Advisors in the capacity of beneficial owner, which in turn was 100% controlled by Barclays Global Investors, N.A., which in turn was 100% controlled by Barclays California Corporation, which in turn was 100% controlled by Barclays Global Investors Finance Limited, which in turn was 100% controlled by Barclays Global Investors UK Holdings Limited, which in turn was 92.3% controlled by Barclays Bank PLC, which in turn was ultimately 100% controlled by Barclays PLC.

A short position of 11,000,000 H Shares (representing approximately 0.71% of the Company's then total issued H Shares) were held by Barclays Global Investors, N.A. in the capacity of beneficial owner, which in turn was 100% controlled by Barclays California Corporation, which in turn was 100% controlled by Barclays Global Investors UK Holdings Limited, which in turn was 92.3% controlled by Barclays Bank PLC, which in turn was ultimately 100% controlled by Barclays PLC.

Save as disclosed above and so far as the Directors are aware, as at 30 June 2008, among the 1,546,563,499 H shares held by HKSCC Nominees Limited, no other person had any interest or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

4. Shareholding interests of the Directors, Supervisors, chief executives and senior management

The shareholding interests of the Directors, Supervisors, chief executives and senior management of the Company as at 30 June 2008 are set out as follows:

Name	Position	Number of listed A shares held-personal interest	Capacity in which the A shares were held
Li Fenghua	Chairman, Non-executive Director	6,600 A shares *(Note 1)*	Beneficial owner
Li Jun	Vice-chairman, Non-executive Director	–	–
Luo Chaogeng	Non-executive Director	6,600 A shares *(Note 1)*	Beneficial owner
Cao Jianxiong	President, Executive Director	7,656 A shares *(Note 2)*	Beneficial owner
Luo Zhuping	Executive Director, Company secretary	11,616 A shares *(Note 3)*	Beneficial owner
Hu Honggao	Independent non-executive Director	–	–
Peter Lok	Independent non-executive Director	–	–
Wu Baiwang	Independent non-executive Director	–	–
Zhou Ruijin	Independent non-executive Director	–	–
Xie Rong	Independent non-executive Director	–	–
Liu Jiangbo	Chairman of the Supervisory Committee	–	–

Name	Position	Number of listed A shares held-personal interest	Capacity in which the A shares were held
Xu Zhao	Supervisor	–	–
Wang Taoying	Supervisor	–	–
Yang Jie	Supervisor	6,600 A shares *(Note 1)*	Beneficial owner
Liu Jiashun	Supervisor	3,960 A shares *(Note 4)*	Beneficial owner
Zhang Jianzhong	Vice President	–	–
Li Yangmin	Vice President	3,960 A shares *(Note 4)*	Beneficial owner
Fan Ru	Vice President	3,696 A shares *(Note 5)*	Beneficial owner
Luo Weide	Chief Financial Officer	3,960 A shares *(Note 4)*	Beneficial owner

Note 1: representing approximately 0.0002% of the Company's total issued listed A shares, totalling 3,300,000,000 A shares, as at 30 June 2008.

Note 2: representing approximately 0.000232% of the Company's total issued listed A shares, totalling 3,300,000,000 A shares, as at 30 June 2008.

Note 3: representing approximately 0.000352% of the Company's total issued listed A shares, totalling 3,300,000,000 A shares, as at 30 June 2008.

Note 4: representing approximately 0.00012% of the Company's total issued listed A shares, totalling 3,300,000,000 A shares, as at 30 June 2008.

Note 5: representing approximately 0.000112% of the Company's total issued listed A shares, totalling 3,300,000,000 A shares, as at 30 June 2008.

Save as disclosed above, as at 30 June 2008, none of the Directors, Supervisors, chief executives or members of senior management of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including any interest and short position which he/she was taken or deemed to have under such provisions of the SFO) or (ii) entered in the register of interests required to be kept by the Company pursuant to section 352 of the SFO or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") (which for this purpose shall be deemed to apply to the Supervisors to the same extent as it applies to the Directors.)

5. Purchase, sale or redemption of securities

During the six months ended 30 June 2008, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its issued securities ("securities" having the meaning ascribed thereto under Article 1 of Appendix 16 to the Listing Rules), without taking into account any issue of new securities.

During the six months ended 30 June 2008, the Company has adopted a model code on no less exacting terms than the Model Code as its code of conduct regarding Directors' securities transactions. Having made specific enquiries of all the Directors, the Company understands that the Directors have complied with the required standard set out in the Model Code regarding Directors' securities transactions.

6. Corporate governance practices

The Board has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance practices adopted by the Company, and took the view that the Company's corporate governance practices during the six months ended 30 June 2008 met the requirements under the code provisions in the Code on Corporate Governance Practices set out in Appendix 14 to the Listing Rules.

7. Material litigation and arbitration

In 2005, the family members of certain victims in the aircraft accident (the aircraft was then owned and operated by China Eastern Air Yunnan Company), which occurred in Baotou on 21 November 2004, sued the Company in a U.S. court for compensation. On 5 July 2007, pursuant to several conditions with which the Company has complied, the Superior Court of the State of California ordered the action stayed on the grounds of forum non conveniens for the purpose of permitting proceedings in the PRC. The plaintiffs filed an appeal of the stay order. On 20 February 2008, the plaintiffs filed a motion with the Superior Court of the State of California to lift the stay. The motion was denied by the U.S. court in May 2008. The plaintiffs filed a second motion to lift the stay in July 2008. The case is still pending. The Directors believe that a negative outcome will not have a material adverse effect on the financial condition and results of operations of the Company. The Company intends to provide updates to the shareholders of the Company regarding the progress of the litigation.

Save as disclosed above, the Group was not involved in any other material litigation or arbitration during the six months ended 30 June 2008.

8. Audit Committee

The Audit Committee has reviewed the accounting principles and methods adopted by the Group with the management of the Company, and has discussed with the Board regarding internal controls and financial reporting issues, including reviewing the unaudited interim consolidated financial information for the six months ended 30 June 2008.

The Audit Committee has no objection regarding the accounting principles and methods adopted by the Group.

9. Material Contracts

On 30 January 2008, the Company entered into an aircraft purchase agreement in Shanghai with Boeing Company to purchase 30 Boeing B737NG series aircraft. Details are set out in the Company's announcement dated 30 January 2008 and its circular dated 10 April 2008.

10. Miscellaneous

On 9 November 2007, SIA and Lentor Investments Pte. Ltd. (an indirectly wholly-owned subsidiary of Temasek) entered into an investor subscription agreement with the Company to subscribe for new H shares to be issued by the Company. Simultaneously, CEA Holding entered into a CEA Holding subscription agreement with the Company to subscribe for new H shares to be issued by the Company. As of 9 August 2008, the conditions precedent of the investor subscription agreement entered into among SIA, Lentor Investments Pte. Ltd. and the Company had not been satisfied, and pursuant to the terms thereof, the agreement was automatically terminated. Accordingly, it follows that the transaction contemplated under the CEA Holding subscription agreement between CEA Holding and the Company cannot proceed to completion, and the shareholders agreement entered into among CEA Holding, SIA and Lentor Investments Pte. Ltd. is not effective. For information about this project, please refer to the announcements dated 2 September 2007, 9 November 2007, 8 January 2008, 21 January 2008, 26 February 2008 and 9 August 2008 and published by the Company in Hong Kong.

By order of the Board
China Eastern Airlines Corporation Limited
Li Fenghua
Chairman

Shanghai, the People's Republic of China
26 August 2008

As at the date of this report, the directors of the Company are:

Li Fenghua	*(Chairman, Non-executive Director)*
Li Jun	*(Vice Chairman, Non-executive Director)*
Cao Jianxiong	*(President, Executive Director)*
Luo Chaogeng	*(Non-executive Director)*
Luo Zhuping	*(Executive Director)*
Hu Honggao	*(Independent non-executive Director)*
Peter Lok	*(Independent non-executive Director)*
Wu Baiwang	*(Independent non-executive Director)*
Zhou Ruijin	*(Independent non-executive Director)*
Xie Rong	*(Independent non-executive Director)*

10. 其它

於二零零七年十一月九日，新航及Lentor Investments Pte. Ltd.(淡馬錫間接擁有的全資子公司)與本公司訂立了一份投資者認購協議，認購本公司擬發行的新H股。於訂立投資者認購協議的同時，東航集團亦與本公司訂立了一份東航集團認購協議，認購本公司擬發行的新H股。截至二零零八年八月九日，新航及Lentor Investments Pte. Ltd.與本公司訂立的投資者認購協議的先決條件未獲滿足，根據有關條款，該協議將自動終止。因此，東航集團與本公司訂立的東航集團認購協議下擬定的交易無法交割，東航集團、新航及Lentor Investments Pte. Ltd.訂立的股東協議亦未予生效。有關該項目的情況，請參見本公司在香港刊發、日期為二零零七年九月二日、二零零七年十一月九日、二零零八年一月八日、二零零八年一月二十一日、二零零八年二月二十六日和二零零八年八月九日的公告。

承董事會命
中國東方航空股份有限公司
李豐華
董事長

中華人民共和國、上海
二零零八年八月二十六日

於本報告刊發日期，本公司的董事如下：

李豐華	*(董事長、非執行董事)*
李軍	*(副董事長、非執行董事)*
曹建雄	*(總經理、執行董事)*
羅朝庚	*(非執行董事)*
羅祝平	*(執行董事)*
胡鴻高	*(獨立非執行董事)*
樂鞏南	*(獨立非執行董事)*
吳百旺	*(獨立非執行董事)*
周瑞金	*(獨立非執行董事)*
謝榮	*(獨立非執行董事)*

7. 重大訴訟及仲裁事項

二零零五年，有部分在原中國東方航空雲南公司二零零四年十一月二十一日發生在包頭的空難的遇難者家屬在美國法院提起訴訟向本公司求償。二零零七年七月五日，根據本公司承諾並已遵守的幾個前提條件下，加州高等法院基於「不方便管轄」的理由決定中止審理，使該案轉回中國。原告對此提出了上訴。二零零八年二月二十日，原告向加州高等法院提出請求撤銷前述中止審理決定的動議。美國法院於二零零八年五月駁回了原告的請求。原告遂於二零零八年七月提出第二次請求撤銷的動議，目前該案仍在進展之中。本公司的管理層認為，其負面結果並不會對本公司的財務狀況及經營業績造成重大不利影響。本公司將向股東披露有關該案進展的信息。

除上文所披露者外，截至二零零八年六月三十日止半年度內，本集團並未涉及其它重大訴訟、仲裁事項。

8. 審核委員會

審核委員會已經與本公司管理層審閱本集團所採納之會計原則及方法，並與董事會討論有關內部監控及財務彙報事宜，包括審閱截至二零零八年六月三十日止六個月期間之未經審計的中期財務資料。

審核委員會對本集團所採納之會計原則及方法無任何不同意見。

9. 重大合約

本公司於二零零八年一月三十日與波音公司在上海簽訂《飛機購買協議》，購買30架波音B737NG系列飛機，詳情請參閱本公司於二零零八年一月三十日發出的公告和二零零八年四月十日發出的通函。

除上文所披露者外，於二零零八年六月三十日，董事、監事、本公司最高行政人員或高級管理人員概無於本公司及／或其任何相聯法團（定義見證券及期貨條例第XV部）的股份、相關股份及／或債券（視屬何情況而定）中擁有須(i)根據證券及期貨條例第XV部第7及8分部的規定知會本公司及聯交所的權益或淡倉（包括根據證券及期貨條例的該等條文，被當作或被視作擁有的任何權益及淡倉），或(ii)根據證券及期貨條例第352條須記入本公司根據該條文存置登記冊的權益或淡倉，或(iii)根據《香港聯合交易所有限公司證券上市規則》（「上市規則」）附錄十所載《上市發行人董事進行證券交易的標準守則》（「標準守則」）知會本公司及聯交所的權益或淡倉（就此而言對監事的應用範圍被視為與董事相同）。

5. 購入、出售或贖回證券

於二零零八年六月三十日止六個月內，本公司或其各附屬公司概無購入、出售或贖回任何其已發行證券（「證券」一詞的涵義見上市規則附錄十六第1條）（不計新發證券）。

截至二零零八年六月三十日止六個月內，本公司就董事的證券交易，已採納一套不低於標準守則作為董事的標準行為守則。在向所有董事做出特定查詢後，本公司明白其董事已遵守標準守則規定的有關董事證券交易的規定。

6. 企業管治常規

董事會已檢討過本公司採納的企業管治常規守則文件下的有關規定和公司實務情況，認為截至二零零八年六月三十日止的六個月內，本公司的企業管治水平達到上市規則附錄十四《企業管治常規守則》所載的守則條文的要求。

姓名	職務	所持上市A股股數－個人權益	持有A股人士之身份
徐昭	監事	—	—
王桃英	監事	—	—
楊潔	監事	6,600股A股 *(附註1)*	實益擁有人
劉家順	監事	3,960股A股 *(附註4)*	實益擁有人
張建中	副總經理	—	—
李養民	副總經理	3,960股A股 *(附註4)*	實益擁有人
樊儒	副總經理	3,696股A股 *(附註5)*	實益擁有人
羅偉德	財務總監	3,960股A股 *(附註4)*	實益擁有人

附註1： 於二零零八年六月三十日，約佔本公司已發行上市A股總數（共3,300,000,000股A股）約0.0002%。

附註2： 於二零零八年六月三十日，約佔本公司已發行上市A股總數（共3,300,000,000股A股）約0.000232%。

附註3： 於二零零八年六月三十日，約佔本公司已發行上市A股總數（共3,300,000,000股A股）約0.000352%。

附註4： 於二零零八年六月三十日，約佔本公司已發行上市A股總數（共3,300,000,000股A股）約0.00012%。

附註5： 於二零零八年六月三十日，約佔本公司已發行上市A股總數（共3,300,000,000股A股）約0.000112%。

4. 董事、監事、最高行政人員及高級管理人員的持股情況

於二零零八年六月三十日，本公司董事、監事、最高行政人員及高級管理人員於本公司已發行股本中擁有的權益載列如下：

姓名	職務	所持上市A股股數－個人權益	持有A股人士之身份
李豐華	董事長、非執行董事	6,600股A股 *(附註1)*	實益擁有人
李軍	副董事長、非執行董事	－	－
羅朝庚	非執行董事	6,600股A股 *(附註1)*	實益擁有人
曹建雄	總經理、執行董事	7,656股A股 *(附註2)*	實益擁有人
羅祝平	執行董事、公司秘書	11,616股A股 *(附註3)*	實益擁有人
胡鴻高	獨立非執行董事	－	－
樂鞏南	獨立非執行董事	－	－
吳百旺	獨立非執行董事	－	－
周瑞金	獨立非執行董事	－	－
謝榮	獨立非執行董事	－	－
劉江波	監事會主席	－	－

(b) 8,716,000股H股(佔本公司當時已發行H股總數約0.56%)由Barclays Global Investors, N.A.以實益擁有人身份持有，而Barclays California Corporation則控制Barclays Global Investors, N.A.100%權益，而Barclays Global Investors Finance Limited則控制Barclays California Corporation 100%權益，而Barclays Global Investors UK Holdings Limited則控制Barclays Global Investors Finance Limited 100%權益，而Barclays Bank PLC則控制Barclays Global Investors UK Holdings Limited 92.3%權益，而Barclays PLC則最終擁有Barclays Bank PLC 100%權益；及

(c) 72,916,000股H股(佔本公司當時已發行H股總數約4.65%)由Barclays Global Fund Advisors以實益擁有人身份持有，而Barclays Global Investors,N.A.則控制Barclays Global Fund Advisors 100%權益，而Barclays California Corporation則控制Barclays Global Investors, N.A.100%權益，而Barclays Global Investors Finance Limited則控制Barclays California Corporation 100%權益，而Barclays Global Investors UK Holdings Limited則控制Barclays Global Investors Finance Limited 100%權益，而Barclays Bank PLC則控制Barclays Global Investors UK Holdings Limited 92.3%權益，而Barclays PLC則最終擁有Barclays Bank PLC 100%權益。

11,000,000股H股(約佔本公司當時已發行H股總數的0.71%)的淡倉乃由Barclays Global Investors, N.A.以實益擁有人的身份持有，Barclays Global Investors, N.A.又100%為Barclays California Corporation所控制，Barclays California Corporation 又100%為Barclays Global Investors Finance Limited所控制，Barclays Global Investors Finance Limited又100%為Barclays Global Investors UK Holdings Limited所控制，Barclays Global Investors UK Holdings Limited又92.3%為Barclays Bank PLC所控制，而Barclays Bank PLC又100%為Barclays PLC所控制。

除上述所披露外，根據董事獲得的資料及就董事所知，於二零零八年六月三十日，在香港中央結算(代理人)有限公司持有的1,546,563,499股H股中，概無人士於本公司股份或相關股份(視情況而定)中擁有權益或淡倉，而須按照及已按照證券及期貨條例第XV部第2及3分部向本公司及香港聯交所披露。

附註：

根據董事獲得的資料(包括可於聯交所網站獲得的資料)及就董事所知，於二零零八年六月三十日：

1. 根據證券及期貨條例第317條及第318條，基於東航集團、新航以及Lentor Investments Pte. Ltd.簽署的股東協議：(i)新航及淡馬錫被視為於東航集團以實益擁有人的身份持有的2,904,000,000股A股(佔當時已發行A股總數約88%)中擁有權益；及(ii)新航及淡馬錫同時被視為於淡馬錫被視為擁有權益的9,999,969股A股(佔當時已發行A股總數約0.30%)中擁有權益。該9,999,969股A股是由Temasek Fullerton Alpha Pte.Ltd.以實益擁有人的身份持有。Fullerton (Private) Limited 擁有Temasek Fullerton Alpha Pte.Ltd.100%權益，而淡馬錫則最終持有Fullerton (Private) Limited 100%權益。

2. 根據證券及期貨條例第317條及第318條，基於東航集團、新航以及Lentor Investments Ptd. Ltd.簽署的股東協議，東航集團、新航以及淡馬錫各自被視為於全部2,984,850,000股H股中擁有權益，即以下各項合計：(i)東航集團被視為擁有權益的1,100,418,000股H股；(ii)新航被視為擁有權益的1,235,005,263股H股；及(iii)淡馬錫被視為擁有權益的649,426,737股H股。

3. 由香港中央結算(代理人)有限公司持有的1,546,563,499股H股中，189,078,000股H股(佔本公司當時已發行H股總數約12.07%)由中國航空(集團)有限公司以實益擁有人的身份持有，而中國航空集團公司則最終擁有中國航空(集團)有限公司100%權益。

4. 由香港中央結算(代理人)有限公司持有的1,546,563,499股H股中，Barclays PLC透過受控制法團總共持有81,970,970股H股(佔本公司當時已發行H股總數約5.23%)。Barclays PLC透過以下方式持有上述本公司81,970,970股H股：

    (a) 338,970股H股(佔本公司當時已發行H股總數約0.02%)由Barclays Global Investors Ltd以實益擁有人身份持有，而Barclays Global Investors UK Holdings Limited則控制Barclays Global Investors Ltd 100%權益，而Barclays Bank PLC則控制Barclays Global Investors UK Holdings Limited 92.3%權益，而Barclays PLC則最終擁有Barclays Bank PLC 100%權益；

3. 主要股東

據董事所知，以下為並非本公司董事、行政總裁、監事及高級管理人員，而於二零零八年六月三十日在本公司股份或相關股份(視乎情況而定)中持有根據證券及期貨條例(「證券及期貨條例」)第XV部第2及3分部須向本公司及香港聯合交易所有限公司(「香港聯交所」)披露其於本公司的權益及／或淡倉的人士，或其他於二零零八年六月三十日在本公司當時任何類別已發行股本持有5%或以上權益的人士，或本公司於二零零八年六月三十日的其他主要股東(定義見香港聯合交易所有限公司證券上市規則(「上市規則」))：

			於二零零八年六月三十日的權益			
股東名稱	所佔股份性質	所佔股份數目	於本公司已發行股本總數中所佔概約持股百分比	於本公司已發行A股總數中所佔概約持股百分比	於本公司已發行H股總數中所佔概約持股百分比	淡倉
中國東方航空集團公司(「東航集團」)*(附註1)*	A股	2,904,000,000	59.67%	88%	–	–
新加坡航空公司(「新航」)*(附註1)*	A股	2,913,999,969	59.87%	88.3%	–	–
Temasek Holdings (Private) Limited(「淡馬錫」)*(附註1)*	A股	2,913,999,969	59.87%	88.3%	–	–
東航集團*(附註2)*	H股	2,984,850,000	61.33%	–	190.49%	–
新航*(附註2)*	H股	2,984,850,000	61.33%	–	190.49%	–
淡馬錫*(附註2)*	H股	2,984,850,000	61.33%	–	190.49%	–
香港中央結算(代理人)有限公司*(附註3至8)*	H股	1,546,563,499	31.79%	–	98.70%	–

重要事項

1. 股息

董事會建議不派發截至二零零八年六月三十日止之半年度的中期股息。

2. 股本結構

	股份總額	約佔股權比例(%)
一、A股		
1. 有限售條件流通股	2,904,000,000	59.67
2. 無限售條件流通股	396,000,000	8.13
二、H股	1,566,950,000	32.20
三、股份總額	4,866,950,000	100.00

機隊規劃

於二零零八年六月三十日，計劃將製成並投入服務的訂制中飛機詳情預期如下：

交付年份	飛機類型	架數
二零零八年下半年	A330-300	3
	A321	4
	A320	7
	B737-700	1
	B737-800	1
二零零九年	A320	10
	B737-700	7
	B737-800	3
	B787	4
二零一零年	A320	14
	B737-700	4
	B737-800	2

2. 客運營銷方面，創新營銷思路，合理配置公司資源，提升營銷能力，進一步梳理航線中轉產品，充分利用公司網絡優勢，大力發展中轉聯程業務。抓住舉辦二零零八年北京奥運會、開通兩岸周末直航包機、放開赴美旅遊等有利因素，加強營銷力度，擴大市場份額，最大可能增加收入。繼續優化航線網絡，提高飛機利用率，充分挖掘效益增長潛力。推進電子商務，充分利用客戶關係管理系統資源，擴大「95808」客服熱線聯網開通市場覆蓋面，實現系統整合和資源共享，使電子客票系統覆蓋所有國際航線的網站銷售。

3. 貨運方面，繼續深化一體化改革，理順貨運內部工作流程；要轉變銷售觀念，創新銷售思路，挖掘收入增長潛力，開發新的利潤增長點；通過優化航線網絡、強化貨物聯運和中轉、規範貨運價格、加強管理、完善考核，逐步提高貨運收益水平。

4. 嚴格成本控制，大力開展節油工作，及繼續推行集中採購，以降低成本支出；壓縮投資規模，杜絕非生產性投資，加強企業風險管理，拓展融資籌資渠道，降低財務成本。

5. 開拓服務思路，豐富服務內涵，提升品牌形象。加大硬件設施投入，提高機上餐食標準，提高貴賓休息室舒適度，改進機上娛樂系統，整體提高乘機舒適度。細分常旅客客戶，實行差異化服務，為金銀卡會員提供個性化、人性化服務產品。持續提高航班准點率工作。豐富、完善「文化周」品牌內涵，創造性地開展服務工作。

二零零八年下半年展望

本集團在此提醒各位讀者，本集團二零零八年度中期業績報告包括一些預期性描述，例如對本集團下半年乃至將來的工作計劃的描述，對國際和國內經濟及航空市場的某些預期性描述。這些預期性描述受限於很多不確定因素和風險，實際發生的情況可能與本集團的預期性描述有重大不符。

二零零八年下半年，我們面臨著十分複雜的形勢，世界經濟不確定性增加，國內經濟在宏觀調控政策的作用下，經濟增速可能有所放緩，航空運輸市場需求可能持續回落，同時成本壓力不斷增長可能對航空業的發展持續構成威脅。但兩岸關係發生重大變化，形勢實現好轉，兩岸經濟旅遊文化交流將逐漸增多，以及北京奧運會的召開和開放赴美國旅遊等有利因素存在或將為航空運輸發展帶來新的機遇。為了擴大本集團規模，增強競爭力，穩步提升市場份額，調整優化航線網絡，打造更具吸引力的服務產品以滿足市場需求，本集團將繼續引進3架A330-300、4架A321、7架A320、1架B737-700、1架B737-800等客機，並計劃於二零零八年下半年接收並投入使用。

針對當前所面臨的市場經營環境及本集團的實際情況，本集團計劃在二零零八年下半年開展的具體工作包括：

1. 安全方面，落實規章，確保營運安全平穩。

流動資金與資金來源

本集團通過營運業務和銀行短期貸款來滿足營運資金的需求。於二零零八年六月三十日，本集團的現金及現金等值為人民幣46.18億元，大部分是人民幣。二零零八年上半年本集團業務營運所產生的現金淨額為人民幣10.83億元，比去年同期下降57.83%。

本集團在二零零八年上半年的基本現金需求是購買和改良飛機及飛行設備的用款，以及支付有關債項的用款。二零零八年上半年本集團投資所用的現金淨額為人民幣30.46億元。

融資活動產生現金淨額為人民幣49.61億元，主要來源於銀行的長期貸款和短期貸款。

本集團通常有流動淨負債。於二零零八年六月三十日，本集團的流動負債超過流動資產達人民幣306.01億元，長期貸款對股本比率是2.31：1。本集團過去一直通過而且相信將來繼續有能力通過中國國內銀行或外資銀行安排短期貸款來滿足營運資金的需要。

資產抵押及或然負債

本集團一般以資產為擔保，以租賃的方式購入飛機。截至二零零八年六月三十日，本集團總抵押資產值為人民幣98.09億元，與二零零七年末的人民幣99.23億元相比下降1.15%。

公司員工

於二零零八年六月三十日，本集團僱用約42,556名僱員，其中大部分在中國大陸工作。本集團的員工工資基本上由基本工資和工作獎金構成。二零零八年上半年內，本集團沒有和員工發生重大勞資糾紛、從沒有發生過大量的員工流失而且在僱用新員工上從未遇到困難。

航空餐食供應支出為人民幣6.61億元，比去年同期增長16.32%。

飛機經營性租賃租金為人民幣13.62億元，比去年同期減少6.21%。

其他經營性租賃租金為人民幣1.68億元，比去年同期增長42.01%。

銷售及市場費用為人民幣8.02億元，比去年同期增長7.16%。

上繳中國民航總局的民航基礎設施建設基金為人民幣3.73億元，比去年同期減少2.32%。

地面服務費及其他費用為人民幣0.79億元，比去年同期減少6.80%。

辦公、管理及其他費用為人民幣18.48億元，比去年同期增長2.83%。

其他營業收益為人民幣5.51億元，比去年同期增長0.64%。

利息收入為人民幣19.47億元，比去年同期增加150.26%，主要因為美元負債所產生的匯兑收益大幅增加。財務費用為人民幣10.65億元，比去年同期增加18.46%，主要是由於銀行借款利息費用增加人民幣1.15億元。

本集團截至二零零八年六月三十日止半年度按國際財務報告準則編製的公司權益持有人應佔綜合虧損為人民幣2.12億元，而應佔每股虧損為人民幣0.04元。

香港地區航線客運量為15.40億客公里，比去年同期下降4.58%，客座率為65.27%，比去年同期上升3.45個百分點；收入為人民幣9.96億元，比去年同期下降8.10%，佔客運收入的6.06%。期內平均每客公里收益人民幣0.65元，同比下降2.99%。

二零零八年上半年，貨運周轉量比去年同期上升了5.90%，達到12.41億噸公里。本集團上半年貨運運輸收入為人民幣27.68億元，佔本集團運輸收入的14.42%，比去年同期上升14.72%，每貨郵噸公里收益為人民幣2.23元，同比上升了8.25%。

本集團二零零八年上半年總營運成本達人民幣219.40億元，比去年同期增長10.53%。主要原因是國際航空油料價格長期保持在高位。

二零零八年上半年，國際航空油料價格持續在高位波動並屢創歷史新高，航油成本的急劇上升對本集團運營造成了沉重壓力。此外，由於機隊規模擴大的因素，航油消耗也有相應擴大。本集團二零零八年上半年內航空油料支出達人民幣85.67億元，比去年同期上升22.84%。本集團繼續利用金融衍生工具協助實施航油風險管理。

飛機起降費為人民幣26.54億元，比去年同期增長4.74%。

折舊及攤銷費為人民幣23.14億元，比去年同期增長6.87%。

工資、薪金及福利支出為人民幣20.29億元，比去年同期增長12.98%。

飛機維修費為人民幣10.82億元，比去年同期減少11.91%。

貨運方面，本集團加強貨運一體化管理整合和市場開發力度，通過優化產品結構，繼續發揮上海樞紐優勢，利用本集團航線網絡資源，開發高收入品質的國際貨運市場和中轉聯程貨運市場，努力提高貨運收益水平。

服務方面，本集團今年推出了「東方航空空中美食文化年」系列美食文化周和「金牌服務迎奧運」活動，挖掘品牌服務內涵，開創服務品牌新思路。航班正點率方面，通過加強現場協調監控、定期分析、強化考核、積極尋求外部支持等措施，保持在行業前列。

截至二零零八年六月三十日止，本集團完成運輸總周轉量36.13億噸公里，比去年同期上升2.10%。運輸收入達人民幣191.97億元，比去年同期上升5.13%。

二零零八年上半年，客運量為265.58億客公里，比去年同期上升0.17%。客運收入為人民幣164.29億元，比去年同期上升3.67%，佔本集團運輸收入的85.58%。

國內航線客運量為166.29億客公里，比去年同期上升1.91%；客座率為75.28%，比去年同期上升0.80個百分點；國內航線客運收入為人民幣100.02億元，比去年同期上升3.01%，佔客運收入的60.88%。期內平均每客公里收益人民幣0.60元，同比保持穩定。

國際航線客運量為83.89億客公里，比去年同期下降2.25%，客座率為65.03%，比去年同期下降3.12個百分點；收入為人民幣54.31億元，比去年同期上升7.47%，佔客運收入的33.06%。期內平均每客公里收益人民幣0.65元，同比上升了10.17%。

管理層討論與分析

業績回顧

截至二零零八年六月三十日止，本集團共經營航線398條，其中國內航線293條，香港地區航線16條(包括1條貨運航線)，國際航線89條(包括14條國際貨運航線)；每周共運行航班約5,922班次，服務於國內外共138個城市。目前，本集團共擁有或運營225架飛機，包括199架100座以上的噴氣式客機、15架50座的噴氣式客機和11架噴氣式貨機。

二零零八年上半年，世界經濟增速進一步放緩，美國次貸危機的蔓延引起國際金融市場持續動蕩；國際市場初級產品價格上漲導致全球通脹壓力加大。中國國民經濟在努力克服接連發生的重特大自然災害造成的困難，宏觀調控持續進行的背景下總體保持了平穩較快增長的態勢。複雜多變的經濟形勢，使得中國的航空運輸市場增長趨勢明顯放緩。雖然人民幣對美元匯率不斷升值，有利於本集團業績提升，但國際原油、航空煤油價格長時間在高位巨幅震蕩徘徊，燃料成本居高不下，對航空運輸業構成巨大壓力，本集團業績也因此受到重大影響。

上半年，本集團以航班班次佔有率統計，本集團分別佔虹橋與浦東機場的36.9%與36.1%。

客運方面，本集團順利開闢了「三亞——莫斯科」及「石家莊——首爾」等新國際定期航線，豐富了本集團國際航線網絡。通過優化航線網絡，合理調配運力，積極開展對外合作，提高本集團整體效益。通過推進商務網站、呼叫中心、高端會員三項系統網絡的建設，不斷完善網上值機和國際電子客票銷售流程，推進電子商務發展。上半年本集團飛機平均日利用率為9.1小時。

	截至六月三十日止的六個月		
	二零零八年	二零零七年	變動幅度
載運率			
綜合載運率(%)	**62.81**	61.62	1.19
一國內航線	**68.60**	68.31	0.29
一國際航線	**58.39**	56.79	1.60
一香港地區航線	**55.11**	52.76	2.35
客座率(%)	**71.11**	71.45	-0.34
一國內航線	**75.28**	74.48	0.80
一國際航線	**65.03**	68.15	-3.12
一香港地區航線	**65.27**	61.82	3.45
貨郵載運率(%)	**51.91**	48.76	3.15
一國內航線	**48.66**	48.55	0.11
一國際航線	**54.09**	49.66	4.43
一香港地區航線	**40.55**	39.02	1.53
盈虧平衡點載運率(%)	**71.75**	67.05	4.70
收益率和成本統計			
收入噸公里收益(人民幣)	**5.31**	5.16	2.91%
一國內航線	**5.80**	5.75	0.87%
一國際航線	**4.64**	4.33	7.16%
一香港地區航線	**6.46**	6.69	-3.44%
客運人公里收益(人民幣)	**0.62**	0.60	3.33%
一國內航線	**0.60**	0.60	0.00%
一國際航線	**0.65**	0.59	10.17%
一香港地區航線	**0.65**	0.67	-2.99%
貨郵噸公里收益(人民幣)	**2.23**	2.06	8.25%
一國內航線	**1.24**	0.96	29.17%
一國際航線	**2.43**	2.26	7.52%
一香港地區航線	**4.47**	4.47	0.00%
可用噸公里單位成本(人民幣)	**3.81**	3.46	10.12%

主要營運資料摘要

	截至六月三十日止的六個月		
	二零零八年	二零零七年	變動幅度
運輸能力			
可用噸公里(ATK)*(百萬)*	**5,752.20**	5,743.20	0.16%
一國內航線	**2,605.81**	2,537.69	2.68%
一國際航線	**2,796.65**	2,827.15	-1.08%
一香港地區航線	**349.74**	378.37	-7.57%
可用座公里(ASK)*(百萬)*	**37,348.73**	37,110.65	0.64%
一國內航線	**22,088.44**	21,906.93	0.83%
一國際航線	**12,900.38**	12,592.89	2.44%
一香港地區航線	**2,359.91**	2,610.82	-9.61%
可用貨郵噸公里(AFTK)*(百萬)*	**2,390.81**	2,403.24	-0.52%
一國內航線	**617.85**	566.07	9.15%
一國際航線	**1,635.62**	1,693.79	-3.43%
一香港地區航線	**137.35**	143.40	-4.22%
飛行小時*(千)*	**368.08**	362.35	1.58%
運輸量			
收入噸公里(RTK)*(百萬)*	**3,613.15**	3,538.69	2.10%
一國內航線	**1,787.56**	1,733.47	3.12%
一國際航線	**1,632.85**	1,605.58	1.70%
一香港地區航線	**192.74**	199.64	-3.46%
客運人公里(RPK)*(百萬)*	**26,558.20**	26,513.82	0.17%
一國內航線	**16,628.64**	16,317.31	1.91%
一國際航線	**8,389.29**	8,582.40	-2.25%
一香港地區航線	**1,540.27**	1,614.12	-4.58%
貨郵載運噸公里(RFTK)*(百萬)*	**1,241.07**	1,171.92	5.90%
一國內航線	**300.63**	274.80	9.40%
一國際航線	**884.75**	841.17	5.18%
一香港地區航線	**55.69**	55.96	-0.48%
載運旅客人次*(千)*	**18,111.84**	18,332.12	-1.20%
一國內航線	**14,410.16**	14,472.93	-0.43%
一國際航線	**2,620.30**	2,715.84	-3.52%
一香港地區航線	**1,081.39**	1,143.36	-5.42%
貨郵載運量(公斤)*(百萬)*	**449.97**	422.80	6.43%
一國內航線	**228.53**	209.50	9.08%
一國際航線	**183.40**	175.39	4.57%
一香港地區航線	**38.05**	37.90	0.40%

23. 或然負債

二零零五年，有部分在原中國東方航空雲南公司二零零四年十一月二十一日發生在包頭的空難的遇難者家屬在美國法院提起訴訟向本公司求償。

二零零七年七月五日，根據本公司承諾並已遵守的幾個前提條件下，加州高等法院基於「不方便管轄」的理由決定中止審理，使該案轉回中國。原告對此提出上訴。二零零八年二月二十日，原告向加州高等法院提出請求撤銷前述中止審理決定的動議。美國法院於二零零八年五月駁回了原告的請求。原告遂於二零零八年七月提出第二次撤銷動議，目前該案仍在進展之中。本公司的管理層認為，其負面結果並不會對本公司的財務狀況及經營業績造成不利影響。

24. 期後事項

於二零零八年六月二十七日，本公司與獨立第三方－工銀金融租賃有限公司簽訂了3架空客340系列飛機的《飛機買賣協議》和《飛機租賃協議》，將3架空客340系列飛機出售並融資租賃的方式回租72個月。上述交易已於二零零八年七月完成。

20. 有關連人士交易(續)

(c) 控股公司作出的擔保

本集團部份非抵押銀行貸款計人民幣1,141百萬元(二零零七年:人民幣1,008百萬元)由中國東航集團擔保(註釋17)。於二零零八年六月三十日,本公司不存在由中國東航集團擔保的銀行貸款(二零零七年:無)。

附註:

* 東航財務乃本集團擁有25%股權之聯營公司。東美旅遊乃本集團擁有27.16%股權之聯營公司。上海東方航空傳媒有限公司及東航進出口有限公司均為本集團擁有45%股權之聯營公司。

** 機輪剎車大修理工程公司及科技宇航乃本集團分別擁有40%及51%股權之共同控制體公司。

*** 這些公司視為本集團的關連公司,原因為中國東航集團能直接或間接控制、共同控制或對該等公司有重大影響力。

21. 季節性

航運業務存在季節性波動,每年下半年的假期是需求高峰期。因此,本集團業務在上半年的收入和業績低於下半年。

22. 營運資本

本集團的主要現金需求用於飛機及飛行設備的添置及升級及償還其相關貸款。本集團通過營運業務及銀行短期貸款所得的綜合資金來滿足其營運資金的需求。

本集團通常是在流動資金短缺的條件下營運。本公司董事認為本集團將可通過營運及銀行短期貸款取得足夠的營運資金。由於行業的性質多變,本集團透過保留已承諾的信用額以期取得較靈活的籌資方法。本公司董事相信本集團已向中國境內銀行獲得充足的信貸額度,用以應付未來資本性開支及日常營運所需資金。

20. 有關連人士交易（續）

(b) 有關連公司餘額（續）

(iii) 對東航財務（佔有百分之二十五股權的聯營公司）的短期借款以及短期貸款

	（未經審核） 二零零八年 六月三十日 人民幣千元	（已審核） 二零零七年 十二月三十一日 人民幣千元
短期存款（包括在預付款、存款及其他應收款內），年平均利率為0.7厘（二零零七年：0.7厘）	**727,487**	408,151
短期貸款（包括在貸款內），年平均利率為6.1厘（二零零七年：5.3厘）	**135,450**	260,351

(iv) 國有銀行以及其他金融機構

	（未經審核） 二零零八年 六月三十日 人民幣千元	（已審核） 二零零七年 十二月三十一日 人民幣千元
銀行存款（包括在現金及現金等價物），年平均利率為0.7厘（二零零七年：0.7厘）	**3,576,136**	845,719
長期銀行借款（包括在貸款內），年平均利率為5.1厘（二零零七年：5.7厘）	**14,648,276**	13,062,353

20. 有關連人士交易（續）

(b) 有關連公司餘額

(i) 應收有關公司款項

企業名稱	（未經審核）二零零八年六月三十日 人民幣千元	（已審核）二零零七年十二月三十一日 人民幣千元
東美旅遊*	**21,133**	16,378
上海旅遊***	**8,855**	2,914
東航進出口*	**72,836**	26,166
其他有關連人士	**12,220**	19,997
	115,044	65,455

所有應付有關連公司款項全為貿易性質、不帶息及給予跟貿易客戶一樣的正常還款期。

(ii) 應付有關連人士款項

企業名稱	（未經審核）二零零八年六月三十日 人民幣千元	（已審核）二零零七年十二月三十一日 人民幣千元
東航進出口*	**(491,341)**	(470,349)
中國東航集團	**(41,837)**	(40,214)
雲南東航食品***	**(783)**	(488)
上海東航食品***	**(84,966)**	(60,718)
東方航空傳媒	**–**	(2,550)
東航西北公司	**–**	(64,895)
其他有關聯公司	**(37,765)**	(32,379)
	(656,692)	(671,593)

所有應付有關連公司款項，除了應付中國東航集團款項外，全為貿易性質、不帶息及給予跟貿易客戶一樣的正常還款期。

20. 有關連人士交易（續）

(a) 有關連人士交易（續）

		（未經審核）	
		六月三十日止六個月	
		二零零八年	二零零七年
交易性質	有關連人士	人民幣千元	人民幣千元
(ii) 與中國民用航空總局（「民航總局」）及其附屬機構：			
代民航總局收取民航基礎建設基金	民航總局	**373,380**	382,247
通過民航總局支付飛險機保	民航總局	**77,311**	52,009
(iii) 與其他國有企業：			
飛機起降費	國有機場	**1,285,297**	1,214,935
購買航油	國有航油供應商	**6,353,798**	5,214,725
存款利息收入，年平均利率0.72厘（二零零七年：0.72厘）	國有銀行	**8,081**	6,870
貸款利息費用，年利率5.72厘（二零零七年：6.0厘）	國有銀行	**827,886**	607,715
機票銷售佣金	其他國有航空公司	**35,018**	5,846
餐食及機艙供應品的費用	其他國有企業	**198,353**	142,397

20. 有關連人士交易（續）

(a) 有關連人士交易

交易性質	有關連人士	（未經審核）六月三十日止六個月 二零零八年 人民幣千元	二零零七年 人民幣千元
(i) 與中國東航集團或由中國東航集團直接或間接控制的公司：			
存款利息收入，年平均利率0.72厘（二零零七年：0.72厘）	東方航空集團財務公司（「東航財務」）*	**11,965**	6,129
貸款利息支出，年平均利率6.05厘（二零零七年：5.54厘）	東航財務*	**11,978**	2,144
機票銷售佣金	上海東美航空旅遊有限公司（「東美旅遊」）*	**5,133**	3,827
	上海旅遊（香港）有限公司（「上海旅遊」）***	**2,370**	2,610
汽車修理費	上海東方航空實業公司	**14,886**	–
物業租賃費	中國東航集團	**27,700**	27,700
購買飛機、飛行設備及其他物業、機器及設備支付的0.1%至2%手續費	東方航空進出口有限公司（「東航進出口」）*	**20,462**	15,309
應付電腦訂票系統服務費	中國民航資訊網路公司***	**115,581**	111,396
應付飛機及發動機的維修及保養費用	上海東聯航空機輪剎車大修理工程有限公司（「機輪剎車大修理工程」）**	**29,296**	27,033
	上海科技宇航有限公司（「科技宇航」）**	**50,664**	95,019
餐食及機艙供應品的費用	上海東方航空食品有限公司（「東航食品」）***	**77,078**	72,402
	青島東方航空食品有限公司***	**13,104**	10,929
	西安東方航空食品有限公司***	**18,300**	8,010
	雲南東方航空食品有限公司***	**20,038**	15,599
廣告費用	上海東方航空傳媒有限公司（「東方航空傳媒」）*	**2,682**	6,360

19. 承諾*(續)*

(b) 經營性租賃承諾

本集團於未來財政年度承諾支付的最低租金如下：

	(未經審核)		(已審核)	
	二零零八年六月三十日		二零零七年十二月三十一日	
	飛機及飛行設備	土地及樓宇	飛機及飛行設備	土地及樓宇
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
一年內	**2,556,735**	**125,043**	2,527,072	87,410
第二年	**2,302,439**	**70,641**	2,331,741	50,683
第三年至第五年(包括首尾兩年)	**4,471,140**	**21,285**	4,991,164	40,888
五年以後	**4,577,065**	**29,097**	5,341,362	29,846
	13,907,379	**246,066**	15,191,339	208,827

20. **有關連人士交易**

本集團是中國東航集團公司下屬大型集團之一，與中國東航集團成員間進行眾多交易並具有廣泛的聯繫。關聯方指中國東航集團作為其股東並有能力控制或對其有重大影響的企業。此等交易按交易雙方議定的條款進行。本公司董事認為，本年關聯方交易(見下文)均按通用商業條款進行。

本集團由中國東航集團控制。於二零零八年六月三十日，中國東航集團擁有本公司59.67%之股權。中國民用航空總局是國內航空運輸業的管理單位。中國東航集團及本集團均由中國政府最終控制，同時，中國政府也控制相當數量的中國企業(統稱為「國有企業」)。

18. 股本

	(未經審核) 二零零八年 六月三十日 *人民幣千元*	(已審核) 二零零七年 十二月三十一日 *人民幣千元*
註冊、已發行及全數繳付 每股人民幣1.00元		
中國東航集團及其員工持有的 有限售條件的流通股	**2,904,000**	2,904,000
在上海證券交易所上市的A股	**396,000**	396,000
在香港證券交易所上市的H股	**1,566,950**	1,566,950
	4,866,950	4,866,950

根據本公司的公司章程第四十九及五十條，每股非流通股、A股以及H股皆為註冊普通股並享有同等權利。

19. 承諾

(a) 資本支出承諾

本集團有以下的資本支出承諾：

	(未經審核) 二零零八年 六月三十日 *人民幣千元*	(已審核) 二零零七年 十二月三十一日 *人民幣千元*
已授權及訂約的：		
一飛機、引擎及飛行設備	**59,457,656**	50,852,865
一投資於聯營公司	**210,000**	—
一其他物業、機器及設備	**200,357**	353,771
	59,868,013	51,206,636
已授權但未訂約的：		
一其他物業、機器及設備	**8,788,889**	11,326,338
	68,656,902	62,532,974

15. 應付賬款及應付票據

應付賬款及應付票據的賬齡分析如下：

	(未經審核) 二零零八年 六月三十日 *人民幣千元*	(已審核) 二零零七年 十二月三十一日 *人民幣千元*
九十日內	**2,052,907**	1,465,079
九十一日至一百八十日	**495,071**	1,126,091
一百八十一日至三百六十五日	**504,233**	449,391
超過三百六十五日	**138,294**	97,319
	3,190,505	3,137,880

16. 融資租賃負債

	(未經審核) 二零零八年 六月三十日 *人民幣千元*	(已審核) 二零零七年 十二月三十一日 *人民幣千元*
一年內	**1,967,295**	2,545,223
第二年	**1,428,245**	1,567,253
第三年至第五年(包括首尾兩年)	**4,235,031**	4,205,352
五年以後	**7,831,478**	8,134,382
總額	**15,462,049**	16,452,210
減：一年內償還部份	**(1,967,295)**	(2,545,223)
長期部分	**13,494,754**	13,906,987

17. 貸款

	(未經審核) 二零零八年 六月三十日 *人民幣千元*	(已審核) 二零零七年 十二月三十一日 *人民幣千元*
長期銀行貸款		
－有抵押	**4,152,094**	4,767,233
－無抵押	**12,165,077**	9,907,593
	16,317,171	14,674,826
減：流動部份	**(5,084,218)**	(3,305,519)
長期部分	**11,232,953**	11,369,307
短期銀行貸款	**20,371,677**	15,189,002

13. 飛機預付款

	(未經審核) 二零零八年 六月三十日 *人民幣千元*	(未經審核) 二零零七年 六月三十日 *人民幣千元*
於一月一日賬面值	**6,695,573**	7,668,708
增加	**3,439,877**	1,665,948
利息資本化*(附註7)*	**174,406**	214,497
轉至物業、機器及設備*(附註12)*	**(883,151)**	(1,556,572)
於六月三十日賬面值	**9,426,705**	7,992,581

於二零零八年六月三十日，本集團及本公司結餘中的累計資本化利息合計約為人民幣666百萬元(二零零七年十二月三十一日：人民幣553百萬元)，平均資本化年利率為5.82%(二零零七年：5.90%)。

14. 應收賬款

給予顧客的信貸額及還款期按個別情況釐定，通常由半個月至兩個月不等。

應收賬款的賬齡分析如下：

	(未經審核) 二零零八年 六月三十日 *人民幣千元*	(已審核) 二零零七年 十二月三十一日 *人民幣千元*
九十日內	**1,811,992**	1,761,799
九十一日至一百八十日	**110,921**	104,991
一百八十一日至三百六十五日	**131,845**	187,355
超過三百六十五日	**103,155**	101,769
	2,157,913	2,155,914
減：應收賬款壞賬準備	**(59,598)**	(59,907)
	2,098,315	2,096,007

12. 物業、機器及設備

	(未經審核) 截至二零零八年六月三十止六個月 飛機及 飛行設備 *人民幣千元*	其他 *人民幣千元*	合計 *人民幣千元*
於二零零八年一月一日賬面值	**43,036,472**	**4,511,732**	**47,548,204**
從飛機預付款轉入 *(附註13)*	**883,151**	**–**	**883,151**
其他增加	**1,702,237**	**295,368**	**1,997,605**
本期折舊	**(1,998,439)**	**(248,847)**	**(2,247,286)**
處置	**(78,920)**	**(31,636)**	**(110,556)**
於二零零八年六月三十日賬面值	**43,544,501**	**4,526,617**	**48,071,118**

	(未經審核) 截至二零零七年六月三十止六個月 飛機及 飛行設備 *人民幣千元*	其他 *人民幣千元*	合計 *人民幣千元*
於二零零七年一月一日賬面值	35,793,370	4,257,096	40,050,466
從飛機預付款轉入 *(附註13)*	1,556,572	–	1,556,572
其他增加	1,953,789	497,151	2,450,940
本期折舊	(1,895,020)	(253,972)	(2,148,992)
處置	(53,222)	(69,691)	(122,913)
於二零零七年六月三十日賬面值	37,355,489	4,430,584	41,786,073

8. 稅項

計入綜合損益表上的稅項費用包括：

	（未經審核）截至六月三十日止六個月	
	二零零八年	二零零七年
	人民幣千元	人民幣千元
中國所得稅準備－本期	**46,103**	35,417
遞延稅項	**(1,439)**	16,187
	44,664	51,604

附註：

本公司的中國所得稅稅率為25%。由於本期沒有應納稅所得額，本公司未計提中國所得稅準備。本集團子公司的稅率基本為中國標準所得稅稅率。

本集團經營國際航線，飛往某些海外目的地。由於中國與相關的司法權區（包括香港）達成了豁免雙重徵稅的共識，本集團截至二零零八年六月三十日止六個月並無重大海外稅款（二零零七年：無）。

9. 每股基本虧損

基本每股虧損乃按未經審核本公司權益持有人應佔綜合虧損人民幣212,497,000元（二零零七年：人民幣305,624,000元）和本期內已發行的4,866,950,000股（二零零七年：4,866,950,000股）計算。本公司無潛在構成攤薄的普通股。

10. 股息

本公司董事會建議不派發截至二零零八年六月三十日止六個月的中期股息（二零零七年：無）。

11. 溢利轉撥

截至二零零八年六月三十日止六個月，本公司並無從保留溢利中轉撥至法定儲備。此撥備將會根據中國有關規定及本公司的公司章程於年末進行。

6. 財務收入

	(未經審核) 截至六月三十日止六個月	
	二零零八年	二零零七年
	人民幣千元	*人民幣千元*
淨匯兌收益 *(註釋)*	**1,891,422**	726,009
利息收入	**55,572**	52,135
	1,946,994	778,144

註釋：

截至二零零八年六月三十日止六個月期間，匯兌收益主要來源於集團以外幣計量的融資租賃負債及貸款的期末匯兌轉換。

7. 財務支出

	(未經審核) 截至六月三十日止六個月	
	二零零八年	二零零七年
	人民幣千元	*人民幣千元*
融資租賃負債利息	**337,358**	300,115
銀行、金融機構貸款及應付款利息	**932,259**	816,993
金融工具公允價值溢利		
一利率掉期：		
現金流套期、權益轉入	**(29,747)**	(3,145)
	1,239,870	1,113,963
減：資本化為飛機預付款的金額 *(附註13)*	**(174,406)**	(214,497)
	1,065,464	899,466

4. 收入及分部資料*(續)*

(b) 分部資料*(續)*

(ii) 以區域分部作次要報告形式(續)

(2) 提供售票服務收入，機場地勤服務收入及其他不同服務所賺取的收入按提供該服務所在地劃歸為該地區的業務收入。

	(未經審核) 截至六月三十日止六個月 二零零八年 *人民幣千元*	 二零零七年 *人民幣千元*
國內(中國，不包括香港)	**11,450,374**	10,734,319
香港	**1,253,071**	1,342,746
日本	**1,727,293**	1,566,153
其他國家	**5,880,004**	5,404,234
合計	**20,310,742**	19,047,452

5. 其他營業收益，淨額

	(未經審核) 截至六月三十日止六個月 二零零八年 *人民幣千元*	 二零零七年 *人民幣千元*
政府補貼*(附註)*	**180,031**	408,129
衍生金融工具公允值淨收益		
— 外匯互換合約	**14,759**	2,350
— 航油套期收入	**355,781**	136,576
	550,571	547,055

附註：

政府補貼主要為(i)當地政府給予本集團的補貼以及，(ii)當地政府機構為鼓勵本集團經營低利潤率的航線而給予的補貼。

0081

4. 收入及分部資料（續）

(b) 分部資料（續）

(i) 以業務分部為主要分部形式（續）

截至二零零七年六月三十日止六個月的分部業績如下列示：

	（未經審核）			
	客運 人民幣千元	貨運及物流 人民幣千元	未分配 人民幣千元	合計 人民幣千元
運輸收入	16,991,665	1,268,516	−	18,260,181
其他收入及其他營業收益	417,811	394,332	103,782	915,925
分部收入合計	17,409,476	1,662,848	103,782	19,176,106
分部間收入	(67,087)	−	(61,567)	(128,654)
收入	17,342,389	1,662,848	42,215	19,047,452
經營（虧損）／溢利－分部業績	(214,774)	(56,657)	16,843	(254,588)

(ii) 以區域分部作次要報告形式

儘管業務遍及全球，本集團之兩個業務分部於四個主要的地理區域經營。

本集團分地區分部之收入（減去營業稅後淨額）分析如下：

(1) 於中國境內（不包括中國香港特別行政區（「香港」））提供服務所賺取的運輸收入屬於國內業務收入。提供中國與香港或海外市場間去程及回程服務所賺取的運輸收入按海外航線的始發點或終點劃歸為所屬地區業務收入。

4. 收入及分部資料(續)

(b) 分部資料

按照本集團之內部財務報告，本集團已決定將業務分部資料作為主要分部報告，而地區分布資料列作為次級分部形式呈列。

(i) 以業務分部為主要分部形式

本集團分為兩個業務分部，分別為客運業務分部及貨運及物流業務分部。該等分部依據其所提供的服務及運營性質在結構上分開管理。

(1) 客運業務分部包括客機提供的貨運服務。

(2) 分部間轉移及交易需以與無關聯之第三方相同的商業條款及條件為前提。

截至二零零八年六月三十日止六個月的分部業績如下列示：

	(未經審核)			
	客運	貨運及物流	未分配	合計
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
運輸收入	17,515,033	1,682,290	–	19,197,323
其他收入及其他營業收益	716,753	546,148	131,791	1,394,692
分部收入合計	18,231,786	2,228,438	131,791	20,592,015
分部間收入	(204,678)	–	(76,595)	(281,273)
收入	18,027,108	2,228,438	55,196	20,310,742
經營(虧損)／溢利－分部業績	(1,280,463)	160,861	41,284	(1,078,318)

4. 收入及分部資料

(a) 收入

本集團主要經營民航業務，包括客運、貨運、郵運及其他延伸的運輸服務：

	（未經審核）六月三十日止六個月	
	二零零八年	二零零七年
	人民幣千元	*人民幣千元*
收入		
一客運	**16,850,421**	16,252,553
一貨運及郵運	**2,838,951**	2,475,853
地面服務收入	**609,806**	437,388
貨物處理收入	**181,122**	168,517
佣金收入	**91,761**	63,956
其他	**259,108**	138,597
	20,831,169	19,536,864
減：營業税*(註釋)*	**(520,427)**	(489,412)
	20,310,742	19,047,452

註釋：

除國際及地區航線回程運輸收入免徵營業税外，本集團的運輸收入、佣金收入、地面服務收入、貨物處理收入及其他收入需根據中國各種營業税規則及條例按3%或5%計繳中國營業税。

3. 會計政策

除以下事項外，本報告採用的會計政策與二零零七年十二月三十一日止之年度財務報告保持一致。

中期稅項根據全年盈利所適用的稅率進行計提。

本集團已採用下列與本集團經營相關的，並且2008年度必須採用的詮釋。

國際財務報告詮釋委員會詮釋第14號	IAS 19 － 界定福利資產限額、最低資金要求及兩者相互關係

採用上述詮釋對本集團經營成果和財務狀況沒有重大影響。

本集團未提前執行已經頒佈但二零零八年尚未生效的新準則或經修訂的準則及對現有準則的詮釋。本集團正對這些新頒佈或經修訂的準則及詮釋進行評估，目前尚不確定是否會對本集團的會計政策及財務報告表述造成重大影響。

中期簡化綜合財務數據附註

1. 公司資料

中國東方航空股份有限公司(「本公司」)是於一九九五年四月十四日在中華人民共和國(「中國」)成立的一間股份有限公司。本公司註冊地為中國上海浦東國際機場機場路66號。本公司及其附屬公司(以下統稱「本集團」)主要經營民航業務，包括客運、貨運、郵運及其他延伸的航空業務。

本公司大部份權益現由一家位於中國名為中國東方航空集團公司(「中國東航集團」)的國有企業擁有。

本公司的股票在香港證券交易所、紐約證券交易所和上海證券交易所進行交易。

2. 編製基準

未經審核的中期簡化綜合財務資料乃按照國際財務報告準則第34號「中期財務報告」編製。閱讀該未經審核的中期簡化綜合財務資料應一併參考二零零七年十二月三十一日止之年度財務報表。

截止二零零八年六月三十日，本集團累積虧損為人民幣2,749百萬元，流動負債大於流動資產人民幣30,601百萬元。但基於本集團獲取融資的歷史、與各大銀行及財務機構的良好合作關係、已取得的借貸信用額度，董事會認為本集團可以繼續獲取足夠的融資來源，來保證經營所需的資金。基於以上所述，本公司及本集團的財務報表並沒有包括任何在不能持續經營基礎下需要的調整，所以董事會以持續經營為基礎而編製本期會計數據。

簡化綜合現金流量表

截至二零零八年六月三十日止六個月

	(未經審核) 六月三十日止六個月 二零零八年 人民幣千元	 二零零七年 人民幣千元
營運活動產生的淨現金	**1,082,688**	2,567,926
投資活動所用淨現金	**(3,046,153)**	(1,398,654)
融資活動產生／(所用)的淨現金	**4,960,802**	(1,341,253)
現金及現金等價物淨增加／(減少)	**2,997,337**	(171,981)
一月一日的現金及現金等價物	**1,655,244**	1,987,486
匯率調整	**(34,782)**	66,678
六月三十日的現金及現金等價物	**4,617,799**	1,882,183

簡化綜合股東權益變動表

截至二零零八年六月三十日止六個月

	本公司股東權益					
	股本 人民幣千元	其他儲備 人民幣千元	累計虧損 人民幣千元	小計 人民幣千元	少數股東權益 人民幣千元	總權益 人民幣千元
截至二零零八年六月三十日止六個月(未經審核)						
二零零八年一月一日結餘	4,866,950	798,039	(2,637,226)	3,027,763	584,966	3,612,729
現金流量套期，扣除稅項	–	(22,900)	–	(22,900)	–	(22,900)
本期(虧損)／溢利	–	–	(212,497)	(212,497)	23,614	(188,883)
攤佔聯營公司所持的可供出售投資的評估值變動	–	(19,196)	–	(19,196)	–	(19,196)
將與本期處置飛機關聯的評估增值轉至累計虧損	–	(100,803)	100,803	–	–	–
支付附屬公司少數股東股利	–	–	–	–	(51,700)	(51,700)
二零零八年六月三十日結餘	4,866,950	655,140	(2,748,920)	2,773,170	556,880	3,330,050
截至二零零七年六月三十日止六個月(未經審核)						
二零零七年一月一日結餘	4,866,950	1,282,877	(3,334,930)	2,814,897	661,746	3,476,643
現金流量套期，扣除稅項	–	17,563	–	17,563	–	17,563
本期虧損	–	–	(305,624)	(305,624)	(78,330)	(383,954)
支付附屬公司少數股東股利	–	–	–	–	(500)	(500)
二零零七年六月三十日結餘	4,866,950	1,300,440	(3,640,554)	2,526,836	582,916	3,109,752

簡化綜合資產負債表(續)

於二零零八年六月三十日(續)

	附註	(未經審核) 二零零八年 六月三十日 人民幣千元	(已審核) 二零零七年 十二月三十一日 人民幣千元
非流動負債			
融資租賃負債	16	**13,494,754**	13,906,987
貸款	17	**11,232,953**	11,369,307
飛機大修費用準備		**1,057,774**	956,910
其他長期負債		**804,823**	864,336
遞延税項負債		**50,369**	50,369
退休後福利準備		**1,395,870**	1,370,702
衍生負債		**48,154**	21,558
		28,084,697	28,540,169
淨資產		**3,330,050**	3,612,729
權益			
本公司權益持有人應佔資本及儲備			
一股本	18	**4,866,950**	4,866,950
一儲備		**(2,093,780)**	(1,839,187)
		2,773,170	3,027,763
少數股東權益		**556,880**	584,966
總權益		**3,330,050**	3,612,729

簡化綜合資產負債表

於二零零八年六月三十日

	附註	（未經審核） 二零零八年 六月三十日 人民幣千元	（已審核） 二零零七年 十二月三十一日 人民幣千元
非流動資產			
無形資產		**1,200,578**	1,244,706
物業、機器及設備	*12*	**48,071,118**	47,548,204
預付租賃款		**955,653**	967,497
飛機預付款	*13*	**9,426,705**	6,695,573
投資於聯營公司		**1,011,809**	601,119
投資於共同控制實體		**343,835**	336,966
可供出售財務資產		**31,268**	53,236
其他長期資產		**850,610**	660,751
遞延税項資產		**122,281**	113,211
衍生資產		**2,374**	6,077
		62,016,231	58,227,340
流動資產			
飛機設備零件		**1,132,168**	1,124,936
應收賬款	*14*	**2,098,315**	2,096,007
應收有關聯公司款項		**148,024**	65,455
預付款、存款及其他應收款		**3,181,209**	2,555,649
現金及現金等價物		**4,617,799**	1,655,244
衍生資產		**417,641**	89,470
待售非流動資產		**682,914**	2,262,058
		12,278,070	9,848,819
流動負債			
預售機位		**1,172,548**	1,211,209
應付賬款及應付票據	*15*	**3,190,505**	3,137,880
應付有關聯公司款項		**656,692**	671,593
其他應付款及預提費用		**10,233,425**	9,624,491
融資租賃負債的流動部份	*16*	**1,967,295**	2,545,223
貸款的流動部份	*17*	**25,455,895**	18,494,521
應付税項		**83,134**	90,867
衍生負債		**59,425**	20,238
與待售非流動資產直接相關的負債		**60,635**	127,239
		42,879,554	35,923,261
淨流動負債		**(30,601,484)**	(26,074,442)
總資產減流動負債		**31,414,747**	32,152,898

中期財務資料

按國際財務報告準則編製

簡化綜合損益表

截至二零零八年六月三十日止六個月

	附註	(未經審核) 六月三十日止六個月 二零零八年 人民幣千元	 二零零七年 人民幣千元
收入	4	**20,310,742**	19,047,452
其他營業收益，淨額	5	**550,571**	547,055
營業支出			
飛機燃料		**(8,567,306)**	(6,974,569)
飛機起降費		**(2,654,302)**	(2,534,090)
折舊及攤銷		**(2,313,609)**	(2,164,814)
工資、薪金及福利		**(2,028,985)**	(1,795,944)
飛機維修費		**(1,081,840)**	(1,228,105)
航空餐食供應		**(661,295)**	(568,501)
飛機經營性租賃租金		**(1,362,399)**	(1,452,674)
其他經營性租賃租金		**(167,780)**	(118,144)
銷售及市場費用		**(801,723)**	(748,180)
民航基礎設施建設基金		**(373,380)**	(382,247)
地面服務及其他費用		**(78,549)**	(84,281)
辦公、管理及其他費用		**(1,848,463)**	(1,797,546)
營業支出總額		**(21,939,631)**	(19,849,095)
經營虧損		**(1,078,318)**	(254,588)
財務收入	6	**1,946,994**	778,144
財務支出	7	**(1,065,464)**	(899,466)
應佔聯營公司業績		**45,700**	33,691
應佔共同控制實體業績		**6,869**	9,869
除税前虧損		**(144,219)**	(332,350)
税項		**(44,664)**	(51,604)
半年度虧損	8	**(188,883)**	(383,954)
歸屬於：			
本公司權益持有人		**(212,497)**	(305,624)
少數股東權益		**23,614**	(78,330)
		(188,883)	(383,954)
本期本公司權益持有人應佔每股虧損 －基本與攤薄	9	**(0.04)**	(0.06)

中國東方航空股份有限公司(「本公司」或「東航」)董事會(「董事會」)向各位報告本公司及其子公司(「本集團」)截至二零零八年六月三十日止六個月經董事會及本公司審核委員會(「審核委員會」)於二零零八年八月二十六日審議通過的未經審計中期綜合財務業績,以及與二零零七年相應財務數據的比較數據。

本集團截至二零零八年六月三十日止六個月的中期財務資料未經審計,且不必然對全年及將來業績起任何預示作用。



中國東方航空股份有限公司
China Eastern Airlines Corporation Limited

股份代號：00670

2008 中期報告

0094

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date September 16, 2008

By ______________________
Name: Luo Zhuping
Title: Company Secretary

END